UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Report on review of consolidated condensed
interim financial statements

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the consolidated condensed balance sheet of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries as at March 31, 2024 and the related consolidated condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these consolidated condensed interim financial statements in accordance with the International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

Banco Santander (Brasil) S.A.

Other matters

Statement of value added

The consolidated condensed interim financial statements referred to above include the consolidated condensed statement of value added for the quarter ended March 31, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information for IAS 34 purposes. This statement has been subjected to review procedures performed together with the review of the consolidated condensed interim financial statements, for the purpose of concluding whether it is reconciled with the consolidated condensed interim financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated condensed statement of value added has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the consolidated condensed interim financial statements taken as a whole.

São Paulo, April 30, 2024

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Caio Fernandes Arantes

Contador CRC 1SP222767/O-3

*Values expressed in thousands, except when indicated

Consolidated Condensed Balance Sheet

ASSETS	Note	03/31/2024	12/31/2023

Cash		21,136,129	23,122,550

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	219,461,125	208,921,896
Debt instruments		96,541,935	84,291,192
Equity instruments		4,026,933	3,422,154
Derivatives	18	29,235,955	29,269,652
Loans and advances to customers		3,791,827	3,040,712
Balances with the Brazilian Central Bank		85,864,475	88,898,186

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	58,147,833	59,052,090
Debt instruments		58,130,816	59,036,137
Equity instruments		17,017	15,953

Financial Assets Measured At Amortized Cost	3.a	732,737,878	723,710,121
Loans and amounts due from credit institutions		25,442,680	25,716,845
Loans and advances to customers		527,318,709	514,936,423
Debt instruments		95,870,626	101,087,321
Reserves at the Central Bank of Brazil		84,105,863	81,969,532

Hedging Derivatives	18	23,597	25,069

Non-Current Assets Held For Sale	4	895,539	914,072

Investments in Associates and Joint Ventures	5.a	1,469,008	1,609,780

Tax Assets		53,240,446	52,839,470
Current		8,602,881	9,393,766
Deferred		44,637,565	43,445,704

Other Assets		7,891,578	5,996,651

Tangible Assets	6.a	6,701,546	7,085,564

Intangible Assets		32,420,543	32,375,513
Goodwill	7	27,852,568	27,852,568
Other intangible assets	8	4,567,975	4,522,945

Total Assets		1,134,125,222	1,115,652,776

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 5

*Values expressed in thousands, except when indicated

LIABILITIES AND STOCKHOLDERS' EQUITY
	Note	03/31/2024	12/31/2023

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	66,064,288	49,581,441
Trading derivatives	18	25,380,609	23,763,857
Short positions		35,829,061	19,831,991
Other financial liabilities		94,963	-
Marketable debt securities		4,759,655	5,985,593

Financial Liabilities Measured at Amortized Cost	9.a	913,967,778	910,550,506
Deposits from Brazilian Central Bank and deposits from credit institutions		119,279,652	118,511,957
Customer deposits		573,796,557	583,220,576
Marketable debt securities		126,917,436	124,397,422
Debt instruments eligible to compose capital		20,394,912	19,626,967
Other financial liabilities		73,579,221	64,793,584

Hedging Derivatives	18	5,088	1,176,571

Provisions	10.a	12,001,998	11,473,781
Provisions for pension funds and similar obligations		2,569,842	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions		9,432,156	8,930,277

Tax Liabilities		7,982,344	8,999,893
Current		4,336,794	5,300,461
Deferred		3,645,550	3,699,432

Other Liabilities		18,272,551	19,014,230

Total Liabilities		1,018,294,047	1,000,796,422

Stockholders' Equity		120,210,768	118,421,219
Share Capital	11.a	55,000,000	55,000,000
Reserves	11.c	455,211	607,677
Treasury shares	11.d	(853,275)	(1,106,783)
Dividends	11.b	65,608,832	63,920,325

Other Comprehensive Income		(4,651,283)	(3,968,215)

Stockholders' Equity Attributable to the Parent		115,559,485	114,453,004

Non - Controlling Interests		271,690	403,350

Total Stockholders' Equity		115,831,175	114,856,354
Total Liabilities and Stockholders' Equity		1,134,125,222	1,115,652,776

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 6

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Income

	Notes	01/01 to 03/31/2024	01/01 to 03/31/2023
Interest and similar income		32,603,990	32,149,175
Interest expense and similar charges		(19,217,062)	(19,590,183)
Net Interest Income		13,386,928	12,558,992
Income from equity instruments		2,013	4,284
Income from companies accounted by the equity method	5.a	63,599	57,727
Fee and commission income		5,615,334	5,754,553
Fee and commission expense		(1,685,464)	(1,758,140)
Gains (losses) on financial assets and liabilities (net)		1,292,214	444,072
Financial assets measured at fair value through profit or loss		1,458,511	879,661
Financial instruments not measured at fair value through profit or loss		(389,051)	(272,989)
Other		222,754	(162,600)
Exchange differences (net)		(284,099)	394,081
Other operating expense		(211,614)	(229,865)
Total Income		18,178,911	17,225,704
Administrative expenses		(4,982,138)	(4,767,126)
Personnel expenses	13.a	(2,926,815)	(2,666,034)
Other administrative expenses	13.b	(2,055,323)	(2,101,092)
Depreciation and amortization		(681,787)	(688,377)
Tangible assets	6.a	(423,193)	(473,697)
Intangible assets	8	(258,594)	(214,680)
Provisions (net)		(1,115,142)	(1,035,974)
Impairment losses on financial assets (net)		(6,799,369)	(8,052,337)
Financial instruments measured at amortized cost	3.b.2	(6,799,369)	(8,052,337)
Impairment losses on other assets (net)		(47,724)	(31,407)
Other intangible assets	8	-	(2,749)
Other assets		(47,724)	(28,658)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(148,588)	53,601
Gains (losses) on non-current assets held for sale not classified as discontinued operations		12,743	18,286
Operating Income Before Tax		4,416,906	2,722,370
Income taxes	12	(1,355,978)	325,101
Net income for the semester		3,060,928	3,047,471
Profit attributable to the Parent		3,052,046	3,040,027
Profit attributable to non-controlling interests		8,882	7,444

The accompanying notes from Management are an integral part of these financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 7

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Comprehensive Income

		01/01 a 03/31/2024	01/01 a 03/31/2023
Profit for the Period		3,060,928	3,047,471

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(421,457)	256,072

Financial assets measured at fair value through other comprehensive income	.	(335,592)	91,093
Financial assets measured at fair value through other comprehensive income	.	(508,895)	320,518
Taxes	.	173,303	(229,425)

Cash flow hedges		(85,865)	164,979
Valuation adjustments		(163,733)	314,590
Taxes		77,868	(149,611)

Other Comprehensive Income that won't be reclassified for Net income:		(261,611)	(17,580)

Defined benefits plan		-	(17,580)
Defined benefits plan		-	-
Taxes		-	(17,580)

Others		(261,611)	-
IFRS 17 adjustments		(20,341)	-
Goodwill in acquisitions of subsidiaries		(257,008)	-
Others		7,602	-
Taxes		8,136	-

Total Comprehensive Income		2,377,860	3,285,963
Attributable to the parent		2,368,978	3,278,519
Attributable to non-controlling interests		8,882	7,444
Total		2,377,860	3,285,963

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 8

*Values expressed in thousands, except when indicated

Consolidated Condensed Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	-	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	-	-	9,449,313	537,438	(620,233)	-	(27,931)	-	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	537,438	(620,233)	-	(27,931)	-	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	537,438	-	-	-	-	-	537,438	-	537,438
Pension plans		-	-	-	-	-	-	(620,233)	-	-	-	-	(620,233)	-	(620,233)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	-	(27,931)	-	(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	11.b	-	-	-	-	(6,200,000)	-	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation	11.d	-	161,899	-	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	11.d		-	-	112,533	-	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354

Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	3,052,046	(335,592)	-	-	(12,205)	(249,406)	(85,865)	2,368,978	8,882	2,377,860
Net profit attributable to the Parent Company		-	-	-	-	3,052,046	-	-	-	-	-	-	3,052,046	8,882	3,060,928
Other comprehensive income		-	-	-	-	-	(335,592)	-	-	(12,205)	(249,406)	(85,865)	(683,068)	-	(683,068)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(335,592)	-	-	-	-	-	(335,592)	-	(335,592)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	(12,205)	-	-	(12,205)	-	(12,205)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(85,865)	(85,865)	-	(85,865)
Other equity valuation adjustments – goodwill in acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	(257,008)	-	(257,008)	-	(257,008)
Other equity valuation adjustments – others		-	-	-	-	-	-	-	-	-	7,602	-	7,602	-	7,602
Dividends and interest on capital	11.b	-	-	-	-	(1,500,000)	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Share-based compensation	11.d	-	(152,466)	-	-	-	-	-	-	-	-	-	(152,466)	-	(152,466)
Treasury shares	11.d	-	-	-	253,508	-	-	-	-	-	-	-	253,508	-	253,508
Prescribed dividends		-	-	6,164	-	-	-	-	-	-	-	-	6,164	-	6,164
Unrealized profit		-	-	136,013	-	-	-	-	-	-	-	-	136,013	-	136,013
Other		-	-	(5,716)	-	-	-	-	-	-	-	-	(5,716)	(140,542)	(146,258)
Destinations:		-	-	-	-						-
Dividend equalization reserve		-	-	1,552,046	-	(1,552,046)	-	-	-	-	-	-	-	-	-
Balances as of March 31, 2024		55,000,000	455,211	65,608,832	(853,275)	-	(553,163)	(3,515,753)	859,370	(40,136)	(249,406)	(1,152,195)	115,559,485	271,690	115,831,175
Changes in the Period		-	(152,466)	1,688,507	253,508	-	(335,592)	-	-	(12,205)	(249,406)	(85,865)	1,106,481	(131,660)	974,821

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 9

*Values expressed in thousands, except when indicated

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 03/31/2024	01/01 to 03/31/2023
1. Cash Flows From Operating Activities
Net income for the period		3,060,928	3,047,471
Adjustments to profit		31,997,186	44,271,845
Depreciation of tangible assets	6.a	423,193	473,697
Amortization of intangible assets	8	258,594	214,680
Impairment losses on other assets (net)		47,724	31,407
Provisions and Impairment losses on financial assets (net)		7,914,511	9,088,311
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		135,648	(71,887)
Income from companies accounted by the equity method	5.a	(63,599)	(57,727)
Deferred tax assets and liabilities		(929,388)	(2,298,365)
Monetary Adjustment of Escrow Deposits		(165,175)	(165,764)
Recoverable Taxes		(102,882)	(136,194)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,472	469
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		24,645,037	36,464,563
Other		(167,949)	728,655
Net (increase) decrease in operating assets		(67,687,986)	(60,556,469)
Financial Assets Measured At Fair Value Through Profit Or Loss		(30,676,331)	(40,762,946)
Financial Assets Measured at Fair Value through Other Comprehensive Income		45,283	5,243,920
Financial Assets Measured At Amortized Cost		(36,062,138)	(28,590,871)
Other assets		(994,800)	3,553,428
Net increase (decrease) in operating liabilities		13,275,281	16,539,298
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		16,387,884	6,799,325
Financial liabilities at amortized cost		(1,898,973)	10,445,973
Other liabilities		(1,213,630)	(706,000)
Tax paid	12	(2,149,036)	(2,037,522)
Total net cash flows from operating activities (1)		(21,503,627)	1,264,623
2. Cash Flows From Investing Activities
Investments		(579,007)	(1,006,155)
Subsidiary acquisition, less net cash on acquisition		-	(407)
Tangible assets		(119,225)	(529,341)
Intangible assets		(333,319)	(366,980)
Non-collective assets for sale		(126,463)	(109,427)
Disposal		275,555	333,428
Tangible assets		79,607	190,125
Intangible assets		29,695	99,894
Non-Current Assets Held For Sale		166,253	43,409
Dividends and interest on capital received		336,117	86,132
Total net cash flows from investing activities (2)		32,665	(586,595)
3. Cash Flows From Financing Activities
Acquisition of own shares	11.d	253,508	142,615
Issuance of other long-term liabilities		2,510,268	24,962,465
Dividends and interest on capital paid		(1,575,482)	(1,480,866)
Payments of other long-term liabilities		(1,962,101)	(16,412,644)
Net increase in non-controlling interests		(135,679)	-

Total net cash flows from financing activities (3)		(909,486)	7,211,570
Exchange variation on Cash and Cash Equivalents (4)		(1,472)	(469)
Net Increase in Cash and cash equivalents (1+2+3)		(22,381,920)	7,889,129
Cash and cash equivalents at the beginning of the period		89,417,760	49,565,334
Cash and cash equivalents at the end of the period		67,035,840	57,454,463

The explanatory notes are an integral part of the condensed consolidated financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 10

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of condensed consolidated financial statements and other information
a)	Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), controlled directly and indirectly by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the condensed consolidated interim Financial Statements for the period ended March 31, 2024, at the meeting held on April 29, 2024.

The aforementioned Financial Statements were subject to a recommendation for approval issued by Banco Santander's Audit Committee and an unqualified report from the Independent Auditors.

b)	Presentation of condensed consolidated interim Financial Statements (prepared in accordance with IAS 34)

The Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically related to Banco Santander's Financial Statements, and only in relation to these, is being disclosed, and corresponds to the information used by Banco Santander in its administration.

c)	Other Information

c.1) Adoption of new standards and interpretations

· Amendments to IAS 1 – Presentation of Financial Statements: The amendments aim to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by the right to postpone settlement; whereas the right to postpone must exist at the end of the financial reporting period; that the rating is not affected by the likelihood that the entity will exercise its right to postpone; and that only a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The changes to IAS 1 are effective from January 1, 2024 and Santander does not expect material impacts on the financial statements.

· Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of accounting policies: Change of the term “significant accounting policies” to “material accounting policies”. The change also defines what is “material accounting policy information”, explains how to identify it and clarifies that immaterial accounting policy information does not need to be disclosed, but if are, which should not obscure relevant accounting information. The "IFRS Practice Statement 2 Making Materiality Judgments", also amended, provides guidance on how to apply the concept of materiality to accounting policy disclosures.

· Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: Requires entities to provide additional disclosures about their supplier financing agreements. The IASB issued these new requirements to provide users of financial statements with information that allows them to evaluate how supplier financing arrangements affect an entity's obligations and cash flows, and understand the effect of supplier financing arrangements on an entity's exposure. entity to liquidity risk and how the entity could be affected if the arrangements were no longer available to it. The changes to IAS 7 and IFRS 7 are effective from January 1, 2024 and Santander verified that there are no impacts on the financial statements.

· Amendment to IFRS 16 – Leases: Clarifies the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction in order to ensure that the seller-lessee does not recognize any amount of gain or loss that relates to the right to use that he keeps. The changes to IFRS 16 are effective from January 1, 2024 and Santander does not expect material impacts on the financial statements.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 11

*Values expressed in thousands, except when indicated

c.2) New standards and interpretations in force in future years

· Amendment to IAS 21 – Effects of Changes in Exchange Rates and Conversion of Financial Statements: If a currency is not convertible, it may be difficult to determine an appropriate exchange rate. Although uncommon, a lack of convertibility may arise when a government imposes exchange controls that prohibit the exchange of a currency or that limit the volume of foreign currency transactions. The amendment to IAS 21 clarifies how entities should assess whether a currency is easily convertible and how they should determine a spot exchange rate for a currency that is difficult to exchange, as well as requiring the disclosure of information that allows users of the Financial Statements understand the impacts of a currency without convertibility. These changes are effective from January 1, 2025. Santander is evaluating the impacts of this change.

c.3) Estimates used

Consolidated results and the calculation of consolidated equity are impacted by accounting policies, assumptions, estimates and measurement methods used by the Bank's administrators in preparing the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, are management's best estimate in accordance with the applicable standard.

In the consolidated financial statements, estimates are made by the Management of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and explanatory note disclosures.

c.3.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and on the disclosures in explanatory notes are described below:

i. Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value in profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Note 18.b of the Consolidated Interim Financial Statements as of March 31, 2024, presents the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Provisions for losses on credits due to impairment

The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (net) – Financial Assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the loss due to impairment of loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generating capacity, cash flow, administration, corporate governance and quality of internal controls, payment history, experience in the sector, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical experience of impairment and other circumstances known at the time of the assessment.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 12

*Values expressed in thousands, except when indicated

To measure the loss due to impairment of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical experience of impairment and other circumstances known at the time of the assessment.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the lines Interest and similar expenses and Provisions (liquids).

The present value of a defined benefit obligation is the present value, without deducting any plan assets, of the expected future payments necessary to settle the obligation resulting from the employee's service in the current and past periods.

iv. Provisions, contingent assets and liabilities

Provisions for judicial and administrative proceedings are set up when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the actions and the opinion of legal advisors. internal and external.

v. Goodwill

The recorded goodwill is subject to the recoverability test, at least once a year or in a shorter period, in the case of any indication of a reduction in the recoverable value of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a minimum period of 5 years. The cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rates and others; (ii) behavior and growth estimates of the national financial system; (iii) increase in costs, returns, synergies and investment plan; (iv) client behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and changing any of these factors could have a different result. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there is evidence of a reduction in its recovery value, which is reviewed and approved by Management.

vi. Expectation of realization of Income Tax (IR) and Social Contribution (CS) tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying values of assets and liabilities and their respective calculation bases, and credits from tax losses and the negative basis of accumulated CSLL (Social Contribution on Net Profit). These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized.

Other deferred tax assets (accumulated tax loss credits) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to be used.

The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making appropriate adjustments based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

2. Basis for consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in Banco Santander's Condensed Consolidated Financial Statements. Similar information about companies accounted for using the equity method by the Bank is provided in note 5.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 13

*Values expressed in thousands, except when indicated

		Quantity of Shares or Quotas Owned (in Thousands)			03/31/2024
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Payment Method	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection and Recover of Credit Management	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	33,693	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.(Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Toro Participações S.A.	Other Activities	192,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Technology	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Corretora de Seguros
Fit Economia de Energia S.A. (1)	Capitalization	10,400	-	0.00%	65.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	4,231	-	0.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	0.00%	59.64%
Toro Investimentos S.A.	Broker	44,101	-	0.00%	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	254,362	-	0.00%	85.22%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Toro Asset Management S.A.
Mobills Corretora De Seguros Ltda.	Broker	3,010	-	0.00%	100.00%

(1) The acquisition of the entity occurred on 06/03/2024. The consolidation of its balance sheet will be reflected from April onwards, with a delay.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 14

*Values expressed in thousands, except when indicated

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (3);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Fundo de Investimentos em Direitos Creditórios – Getnet;
•	Santander Flex Fundo de Investimento Direitos Creditórios (3);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (3);
•	D365 – Fundo De Investimento em Direitos Creditórios (3);
•	Fundo de Investimento em Direitos Creditórios Tellus (3); e
•	Fundo de Investimento em Direitos Creditórios Precato IV (3).

(1)       Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.

(2)       Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.

(3)       Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)	Acquisition of interest and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a share purchase and sale agreement and other covenants with a view to acquiring 70% of the total and voting share capital of América Energia. The completion of the Transaction will be subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorizations.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 15

*Values expressed in thousands, except when indicated

b)	Acquisition of interest and Investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. completed, in view of compliance with the applicable precedent conditions, the operation for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company’s share capital (“Operation”). Additional information about the amounts acquired and consideration assumed is under evaluation and will be disclosed as applicable in future disclosures, according to the completion of the accounting of the acquisition method which must occur within 1 year of the date of acquisition.

c)	Acquisition of the entire shareholding in Toro Participações S.A. e incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On June 7, 2023, Banco Santander (Brasil) S.A. entered into a share purchase and sale agreement to acquire a shareholding equivalent to 100% of the total and voting share capital of Toro Participações S.A.

On January 3, 2024, after compliance with the precedent conditions, Banco Santander completed the operation to acquire all the shares of Toro Participações, so that it indirectly held 100% ownership of Toro's share capital of both Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the merger of Toro Participações S.A. was approved by Toro Corretora de Títulos e Valores Mobiliários S.A. The effectiveness of the merger is subject to approval by the Central Bank of Brazil.

The operation is an opportunity for Santander to act in a more active and diversified way in the securities brokerage market and in the development of the investment platform, expanding the offer of products and services in shares, fixed income, public securities, bank securities, private credit, FIIs (real estate investment funds), ETFs (Exchange Traded Fund), BDRs (Brazilian Depositary Receipts), as well as operations in the financial education and investment analysis segments.

The acquisition premium is justified by the values of the assets acquired and the expected future profitability due to the synergy generated with the activity of Toro Participações S.A.

The acquisition occurred through the acquisition, by Santander, of 14,588,271 common, registered shares with no par value issued by the Company with payment under the following conditions:

a.       on the Closing date, in the amount of R$ 291,529 (R$145,764 million paid on the Closing Date through TED and R$145,764 million paid in share deposit certificates, delivered in cash, on the Closing Date);

b.       R$92,536 to be paid by 01/31/2026, updated by CDI and after confirming the achievement of certain performance indicators stipulated in the Purchase and Sale Agreement, which will be measured on 12/31/2025.

For Toro's economic-financial assessment, the discounted cash flow criterion was used.

The net consideration for the 100% acquisition was R$384,065. The identifiable net asset acquired at fair value on the acquisition date was R$199,595, which generated goodwill, measured in the amount of R$184,470, as shown in the table below:

Transaction date: 03/01/2024
Allocated price	384,065
Net Equity (a)	127,057
Surplus - Intangible assets (fair value) (b)	72,538
Brand (c)	37,700
Software (d)	19,057
Clients portfolio (e)	12,044
Non-competition (f)	3,737
Assets identified	199,595
Goodwill	184,470

Total Net Equity acquired	127,057
Added value of assets (g)	72,538
Goodwill generated in the transaction (g)	184,470
Total net consideration	384,065

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 16

*Values expressed in thousands, except when indicated

(a)     Amount consisting of R$134,249 of intangibles, R$8,961 of other assets, R$16,153 of miscellaneous obligations.

(b)     The Company identified the allocation of tangible and intangible assets in the acquisition (business combination) measured at fair value according to the preparation of a report issued by an independent company.

(c)      Toro's brand is relevant in the market and recognized by Customers and, therefore, was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used using the avoided royalties method (“Relief from royalties”).

(d)     Toro has a relevant technological platform within its operational context. From the Management perspective, there is a relevant value of this intangible. To evaluate the software, the Income approach was used, more specifically the excess profitability method in multiple periods.

(e)     Toro has a client portfolio built since its founding in 2010, which involves a variety of investment-related products. Therefore, customer relationships generate an economic benefit, and thus, it was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used, more specifically the excess profitability method in multiple periods.

(f)      The signatories to the Toro Shareholders Agreement have signed a Non-Competition Agreement within the SPA. Therefore, it is understood that the Non-Competition Agreement still has value for any market participants in the Company's segment. The agreement has a stipulated term of 5 years, after the closing date. For its evaluation, the Income approach was used using the Incremental Cash Flow method.

(g)     Amounts were allocated to net equity, and total R$ 257,008.

No goodwill deduction is expected for tax purposes related to recognized transactions.

d)	Acquisition of the remaining Shareholding in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – signed, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), a Share Purchase and Sale Agreement to acquire the remaining 10% of Apê11’s share capital held by minority shareholders (“Operation”). As a result of the Operation, SHI now holds 100% of the Apê11’ Share Capital.

e)	Full incorporation of Mob Soluções em Tecnologia Ltda. by Return Capital S.A. and Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated and its assets were absorbed by its direct controlling company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the operation. The implementation of the total incorporation of Mob did not imply an increase in Mobills' share capital, since all of Mob's emission quotas were held by Mobills and therefore already reflected in the equity investment account.

f)	Sale of the entire interest held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) completed the sale operation of equity interests held (a) by Aymoré, representing fifty percent (50%) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), for Stellantis Services Ltd. (“Operation”).

With the conclusion of the Transaction, Aymoré no longer holds a shareholding in Banco PSA and Santander Corretora de Seguros no longer holds a shareholding in Stellantis Corretora.

g)	Joint-venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On June 24, 2023, Banco Santander signed, together with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda., a joint-venture agreement, so that, once the operation is completed, it will hold 20% of the share capital of Sodexo Pass do Brasil Serviços e Comércio S.A. (“Operation”). The completion of the Transaction will be subject to compliance with certain suspensive conditions usual in similar transactions, including obtaining the relevant regulatory authorization.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 17

*Values expressed in thousands, except when indicated

h)	Sale of part of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Operation”). With the conclusion of the Operation, Santander Corretora now holds 30% and Carsales holds 70% of the share capital of Webmotors.

i)	Sale of part of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Operation”).

With the conclusion of the Operation, Santander Corretora now holds 30% and Carsales holds 70% of the share capital of Webmotors.

j)                 Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into an investment agreement to become a shareholder (“Operation”) of Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”). Biomas is a company created with the purpose of providing services aimed at the development and execution of activities aimed at the restoration and conservation of biodiversity and natural ecosystems, therefore aligning with the ESG (Environmental, Social and Governance) purposes of the Santander Group.

On March 21, 2023, with the conclusion of the Operation, Santander Corretora now holds 16.66% of the shareholding in Biomas.

3. Financial assets

a)	Classification by nature and category

The classification by nature and category for the purposes of evaluating the Bank's assets, except balances related to “Cash and cash equivalents” and “Derivatives used as Hedge”, on March 31, 2024 and December 31, 2023 is shown below:

				03/31/2024
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances with the Brazilian Central Bank	85,864,475	-	84,105,863	169,970,338
Loans and amounts due from credit institutions	-	-	25,442,680	25,442,680
Of which:
Loans and amounts due from credit institutions	-	-	25,451,272	25,451,272
Impairment losses (note 3-b.2)	-	-	(8,592)	(8,592)
Loans and advances to customers	3,791,827	-	527,318,709	531,110,536
Of which:
Loans and advances to customers, (1)	3,791,827	-	560,588,624	564,380,451
Impairment losses (note 3-b.2)	-	-	(33,269,915)	(33,269,915)
Debt instruments	96,541,935	58,130,816	95,870,626	250,543,377
Of which:
Debt instruments	96,541,935	58,130,816	97,779,489	252,452,240
Impairment losses (note 3-b.2)	-	-	(1,908,863)	(1,908,863)
Equity instruments	4,026,933	17,017	-	4,043,950
Trading derivatives	29,235,955	-	-	29,235,955
Total	219,461,125	58,147,833	732,737,878	1,010,346,836

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 18

*Values expressed in thousands, except when indicated

				12/31/2023
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	88,898,186	-	81,969,532	170,867,718
Loans and amounts due from credit institutions	-	-	25,716,845	25,716,845
Of which:
Loans and amounts due from credit institutions	-	-	25,716,845	25,716,845
Impairment losses	-	-	(7,764)	(7,764)
Loans and advances to customers	3,040,712	-	514,936,423	517,977,135
Of which:
Loans and advances to customers,(1)	3,040,712	-	548,495,491	551,536,203
Impairment losses	-	-	(33,559,068)	(33,559,068)
Debt instruments	84,291,192	59,036,137	101,087,321	244,414,650
Of which:
Debt instruments	84,291,192	59,036,137	102,673,487	246,000,816
Impairment losses	-	-	(1,586,166)	(1,586,166)
Equity instruments	3,422,154	15,953	-	3,438,107
Trading derivatives	29,269,652	-	-	29,269,652
Total	208,921,896	59,052,090	723,710,121	991,684,107
(1)	On March 31, 2024, the balance recorded in “Loans and advances to customers” referring to operations in the assigned credit portfolio is R$25,071 (12/31/2023 – R$26,696) and R$23,834 (12/31/2023 - R$25,497) of “Other financial liabilities - Financial Liabilities Associated with the Transfer of Assets”.

b) Valuation adjustments arising from loss of recoverable value of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in explanatory note 2 to the Bank's consolidated Interim Financial Statements for the quarter ended March 31, 2024, variations in the carrying value of financial assets and liabilities are recognized in the consolidated income statement and except in the case of financial assets measured at fair value through other comprehensive income, where changes in fair value are temporarily recognized in consolidated Net Equity, in “Other comprehensive income”.

Debits or credits in "Other Comprehensive Income" arising from changes in fair value remain in the Bank's consolidated Net Equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of losses in the recoverable value of these instruments, the amounts are no longer recognized in Net Equity under the heading "Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified to the Consolidated Income Statement at the cumulative value on that date.

On March 31, 2024, the Bank analyzed the variations in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as resulting from impairment losses. Consequently, all changes in the fair value of these assets are presented in “Other Comprehensive Income”. Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

In the second quarter of 2022, in accordance with best corporate governance practices, Management approved the change of the securities business model from held for the purpose of collecting contractual cash flows and selling to held for the purpose of collect contractual cash flows, in the amount of R$11 billion with no impact on results, with the Net Equity balance being fully reversed.

This decision is based on a response to the changes caused by the approval of Law 14,031/20 and, with the aim of adapting the new interest rate risk management conditions, the pre-fixed public bonds LTNs that were used to cover the interest rate differential Interest rates were reclassified on April 1, 2022. This change in legislation results in a change in the Management Model used by the Administration to manage these securities, and it is estimated that LTNs maturing in 2024 no longer fit into “Held to Collect and Sell”, and with the extinction of the fiscal asymmetry of investments abroad, such securities will be used exclusively for the purpose of collecting cash flows.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 19

*Values expressed in thousands, except when indicated

Therefore, with the reclassification carried out on April 1, 2022, Federal Public Securities - LTNs maturing in 2024 will no longer be recorded at fair value in Other Comprehensive Income, and will only have the effect of Payment of Principal and Interest. This event results in the full reversal of the mark-to-market amount recorded in Other Comprehensive Income on the date of reclassification in a gross total of R$ 1,025 million, reducing, on the other hand, the value of the asset recorded.

b.2) Financial Assets Measured at Amortized Cost - Loans, other amounts with credit institutions, advances to customers and debt instrument

Changes in provisions for recoverable value losses of assets included in “Financial Assets Measured at Amortized Cost - Loans, Other Amounts with Credit Institutions, Advances to Customers and Debt Instrument” (1) in the periods ended March 31, 2024 and 2023 were the following:

		01/01 to 03/31/2024		01/01 to 03/31/2023
Balance at beginning of the period	.	35,152,071	.	35,211,623
Provision for losses on financial assets	.	6,356,327	.	7,567,781
Write-off of impaired balances against recorded impairment allowance	.	(6,329,780)	.	(8,865,803)
Exchange Variation		8,752		12,487
Balance at end of the period (Note 3.a)	.	35,187,370	.	33,926,088
Provision for contingent liabilities (note 10.a)	.	396,250	.	446,034
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	35,583,620	.	34,372,131
Loans written-off recovery	.	143,594	.	180,787
Discount granted	.	(586,636)	.	(659,972)

Considering the amounts recognized in “Constitution (Reversal) for losses on financial assets”, “Recoveries of loans written off as losses” and “Discount Granted” total R$6,799,369 and R$8,046,966 in the periods ended March 31, 2024 and 2023, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective proof of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of loan clauses or terms, and (iv) during bankruptcy proceedings.

Details of changes in the balance of financial assets classified as “Loans, advances to customers and Debt Instruments” considered as non-recoverable due to credit risk in the periods ended March 31, 2024 and 2023 are as follows:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Balance at beginning of the period	39,886,905	39,223,835
Net additions	6,151,811	12,136,224
Write-off of impaired balances against recorded impairment allowance	(6,714,966)	(9,615,705)
Balance at end of the period	39,323,750	41,744,354

d) Provisions for Losses of Financial Guarantee Contracts Provided

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, that have not yet been honored. It should be measured and accounted for at the provision expense that reflects the credit risk in the event of honored guarantees and the endorsed customer does not comply with its contractual obligations. Below is the movement of these provisions for the periods ended March 31, 2024 and 2023.

	01/01 to 03/31/2024	01/01 to 03/31/2023
Balances at the beginning of the period	378,145	340,005
Constitution of provisions for contingent liabilities	18,105	(51,004)
Balances at the end of period	396,250	289,001

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 20

*Values expressed in thousands, except when indicated

4. Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5. Interests in associates and joint ventures

Joint Control

Banco Santander and its subsidiaries consider investments classified as joint control when they have a shareholders' agreement which defines that strategic, financial and operational decisions require the unanimous consent of all investors.

Significant Influence

Affiliates are entities over which the Bank is able to exercise significant influence (significant influence is the power to participate in the financial and operational policy decisions of the investee) but does not control or have joint control.

a)	Composition
			Participation %
	Activity	Country	03/31/2024	03/31/2023
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brazil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.67%	0.00%
Jointly Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	Brazil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Other Activities	Brazil	66.67%	66.67%
Jointly Controlled by TecBan		Brazil
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brazil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brazil	100.00%	100.00%
Jointly Controlled by Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brazil	100.00%	100.00%
Significant Influence of Banco Santander
CIP S.A.	Other Activities	Brasil	17.53%	17.87%
Significant Influence of Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	30.00%	70.00%

	03/31/2024			12/31/2023
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	12,817,301	12,763,454	53,847	13,123,616	13,018,222	105,394
Banco RCI Brasil S.A.	11,227,646	11,180,874	46,772	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	3,682	3,723	(41)	1,784	1,783	1
Gestora de Inteligência de Crédito	1,238,595	1,244,265	(5,670)	1,257,492	1,295,424	(37,932)
Santander Auto S.A.	347,378	334,592	12,786	316,709	278,327	38,382
Jointly Controlled by Santander Corretora de Seguros	3,042,014	3,036,653	5,361	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,796,892	2,776,000	20,892	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros	5,552	5,278	274	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	218,420	225,749	(7,329)	219,149	213,693	5,455
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	21,150	29,626	(8,476)	27,006	35,494	(8,488)
Significant Influence of Banco Santander	2,233,927	2,108,733	125,194	3,298,189	2,750,256	547,933
CIP S.A.	2,233,927	2,108,733	125,194	3,298,189	2,750,256	547,933
Significant Influence of Banco Santander	509,781	455,247	54,534	485,398	366,626	118,772
Webmotors S.A.	509,781	455,247	54,534	485,398	366,626	118,772
Total	18,603,023	18,364,087	238,936	19,973,904	19,183,974	789,929
(1)	The Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.
(2)	In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).
(3)	Banco Santander Brasil S.A, through its Subsidiary Santander Corretora de Seguros sold part of its shareholding in Webmotors S.A, to Carsales, thus disposing of 40% of the company's share capital in the Consolidated, as detailed in the note two.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 21

*Values expressed in thousands, except when indicated

	Investments		Results
	03/31/2024	12/31/2023	01/01 to 03/31/2024	01/01 to 03/31/2023
Jointly Controlled by Banco Santander	614,094	585,101	24,070	46,605
Banco RCI Brasil S.A.	515,578	491,623	18,658	15,739
Estruturadora Brasileira de Projetos S.A. - EBP	405	209	-	5
Gestora de Inteligência de Crédito	55,525	56,507	(981)	(991)
Santander Auto S.A.	42,586	36,762	6,393	5,105
CIP S.A	-	-	-	26,747
Jointly Controlled by Santander Corretora de Seguros	293,361	293,840	1,223	11,122
Webmotors S.A.	-	-	-	14,857
Tecnologia Bancária S.A. - TECBAN	248,345	246,083	3,965	(3,271)
Hyundai Corretora de Seguros	1,744	1,607	137	39
PSA Corretora de Seguros e Serviços Ltda.	-	-	-	430
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	41,099	42,565	(1,466)	(933)
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	2,173	3,585	(1,413)	-
Significant Influence of Banco Santander	329,756	503,922	21,946	-
CIP S.A	329,756	503,922	21,946	-
Significant Influence of Santander Corretora de Seguros	231,797	226,917	16,360	-
Webmotors S.A.	231,797	226,917	16,360	-
Total	1,469,008	1,609,780	63,599	57,727

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b)	Variation

Below are the variations in the balance of this item in the periods ended March 31, 2024 and 2023:

	01/01 to 03/31/2024		01/01 to 03/31/2023
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	878,944	730,836	1,727,570	-
Adjustment to market value	5,293	2,656	(14,271)	-
Add / Lower	197	-	353	-
Equity in earnings of subsidiaries	25,293	38,306	57,727	-
Dividends proposed / received	(2,269)	(210,248)	(3,194)	-
Jointly Controlled Capital Increase	-	-	-	54
Balance at end of exercise	907,458	561,550	1,768,185	54
Total Investments		1,469,008		1,768,239

c)	Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures in March 31, 2024 and December 31, 2023.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 22

*Values expressed in thousands, except when indicated

d)	Other information

Details of the principal jointly controlled company:

•	Banco RCI Brasil S.A.: Company constituted as a joint stock company with headquarters in Paraná, its main objective is to carry out investment, leasing, credit, financing and investment operations, aiming to sustain the growth of the Renault and Nissan automotive brands in the Brazilian market, with operations aimed at, mainly, financing and leasing to the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, and its operations are conducted within the context of a group of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controlling shareholders.

6. Permanent assets

The Bank's tangible assets refer to fixed assets for its own use. The Bank does not have tangible assets held as investment property or leased under operating leases. The Bank is also not a party to any financial lease agreement during the periods ending March 31, 2024 and 2023.

a)	Composition

Details, by asset category, of tangible assets in the consolidated balance sheets are as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2023	1,821,362	1,792,101	2,735,815	748,426	(12,140)	7,085,564
Addition	37,417	14,178	45,140	22,490	-	119,225
Write-off	(30,688)	(3,840)	(7,381)	(37,698)	-	(79,607)
Depreciation of the period	(92,867)	(155,326)	(68,711)	(106,289)	-	(423,193)
Transfers	342	41,696	(42,481)	-	-	(443)
Balance as of March 31, 2024	1,735,566	1,688,809	2,662,382	626,929	(12,140)	6,701,546

Balance as of December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763
Addition	47,247	301,677	162,624	17,793	-	529,341
Write-off	(30,971)	(14,218)	(29,283)	(115,654)	-	(190,126)
Depreciation of the period	(95,602)	(1,577)	(234,848)	(141,670)	-	(473,697)
Transfers	43,246	(122,202)	99,017	-	-	20,061
Balance as of March 31, 2023	1,684,623	1,760,576	2,906,218	1,737,066	(12,140)	8,076,343

Depreciation expenses were recorded under the heading “Depreciation and amortization” in the income statement.

b) Losses due to non-recovery

No impairment losses were recognized on investments in associates and joint ventures in March 31, 2024 (12/31/2023 – R$4,984).

c) Commitment to purchase tangible assets

As of March 31, 2024 and December 31, 2023, the Bank has no contractual commitments for the acquisition of tangible assets.

7. Intangible assets - Goodwill

The goodwill constitutes the excess between the acquisition cost and the Bank's share in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it he was allocated. Goodwill is recorded at its cost value less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying value of the goodwill related to the entity sold.

The recorded goodwill is subject to the recoverability test (note 1.c.3.1.v) and was allocated according to the operating segment (note 15).

Based on the assumptions described above, no loss of recoverable value of goodwill was identified on March 31, 2024. Throughout the first quarter of 2024, no indications of loss of recoverable value of goodwill were identified.

	03/31/2024	12/31/2023
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Em Dia Serviços Especializados em Cobranças Ltda.	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	41,324	41,324
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia Ltda.	39,589	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	9,777
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271
Total	27,852,568	27,852,568

		Commercial Bank
		12/31/2023
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		5.4%
Pre-tax discount rate		20.3%
Discount rate (2)		13.0%

(1) Cash flow projections are based on Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation indices.

A quantitative goodwill recoverability test is performed annually. At the end of each year, an analysis is carried out regarding the existence of signs of impairment. In the period ended March 31, 2024 and fiscal year 2023 there was no evidence of impairment. In the goodwill recoverability test, discount and growth rates in perpetuity are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 23

*Values expressed in thousands, except when indicated

8. Intangible assets - Other intangible assets

The movement of other intangible assets in the periods ended March 31, 2024 and 2023 was as follows:

	Movement of:
	12/31/2023 to 03/31/2024			12/31/2022 to 03/31/2023
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	4,203,147	319,798	4,522,945	3,457,640	255,767	3,713,407
Addition	333,319	-	333,319	308,026	46,252	354,278
Write-off	(29,695)	-	(29,695)	(99,893)	(1)	(99,894)
Transfers	-	-	-	61,271	(67,831)	(6,561)
Amortization	(245,206)	(13,388)	(258,594)	(194,670)	(20,010)	(214,680)
Impairment	-	-	-	-	(2,749)	(2,749)
Final balance	4,261,565	306,410	4,567,975	3,532,373	211,428	3,743,802
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9. Financial liabilities

a)	Classification by nature and category

The classification, by nature and category for evaluation purposes, of the Bank's financial liabilities other than those included in “Derivatives used as Hedge”, on March 31, 2024 and December 31, 2023:

			03/31/2024
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	119,279,652	119,279,652
Customer deposits	-	573,796,557	573,796,557
Marketable debt securities	4,759,655	126,917,436	131,677,091
Trading derivatives	25,380,609	-	25,380,609
Short positions	35,829,061	-	35,829,061
Debt Instruments Eligible to Compose Capital	-	20,394,912	20,394,912
Other financial liabilities	94,963	73,579,221	73,674,184
Total	66,064,288	913,967,778	980,032,066

			12/31/2023
	Financial Liabilities Measured at Fair Value Through Profit or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	118,511,957	118,511,957
Customer deposits	-	583,220,576	583,220,576
Marketable debt securities	5,985,593	124,397,422	130,383,015
Trading derivatives	23,763,857	-	23,763,857
Short positions	19,831,991	-	19,831,991
Debt Instruments Eligible to Compose Capital	-	19,626,967	19,626,967
Other financial liabilities	-	64,793,584	64,793,584
Total	49,581,441	910,550,506	960,131,947

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 24

*Values expressed in thousands, except when indicated

a)	Composition and details

b.1) Deposits from the Central Bank of Brazil and Deposits from credit institutions.

	03/31/2024	12/31/2023
Demand deposits (1)	3,878,095	5,100,220
Time deposits (2)	101,479,749	95,289,502
Repurchase agreements	13,921,808	18,122,235
Of which:
Backed operations with Private Securities (3)	71,441	62,882
Backed operations with Government Securities	13,850,367	18,059,353
Total	119,279,652	118,511,957

(1) Unpaid accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, onlendings from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) They basically refer to repurchase agreements backed by self-issued debentures.

b.2) Customer deposits

	03/31/2024	12/31/2023
Demand deposits	91,482,157	94,674,392
Current accounts (1)	34,426,389	36,598,932
Savings accounts	57,055,768	58,075,460
Time deposits	390,944,143	390,497,032
Repurchase agreements	91,370,257	98,049,152
Of which:
Backed operations with Private Securities (2)	17,944,949	21,550,508
Backed operations with Government Securities	73,425,308	76,498,644
Total	573,796,557	583,220,576

(1) Unpaid accounts.

(2) They basically refer to repurchase agreements backed by self-issued debentures.

b.3) Bonds and securities

	03/31/2024	12/31/2023
Real Estate Credit Notes - LCI (1)	39,109,938	41,677,823
Eurobonds	13,103,403	13,612,088
Treasury Bills (2)	22,626,545	22,729,058
Agribusiness Credit Notes - LCA	40,602,641	36,422,805
Guaranteed Real Estate Bill - LIG (3)	16,234,564	15,941,241
Total	131,677,091	130,383,015

(1) Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On March 31, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 – with a maturity date between 2024 and 2030).

(2) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On March 31, 2024, they have a maturity date between 2024 and 2034 (12/31/2023 - with a maturity date between 2024 and 2033).

(3) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On March 31, 2024, they have a maturity date between 2024 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

The changes in the balance of "Bonds and securities" in the period ended March 31, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	03/31/2024	03/31/2023
Balance at beginning of the semester	130,383,015	116,042,393
Issues and Payments	548,167	7,957,931
Interest	1,101,575	2,429,745
Exchange differences and other	(355,666)	882,546
Balance at end of the semester	131,677,091	127,312,615

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 25

*Values expressed in thousands, except when indicated

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (a.a.)	2024	2023
2021	2031	Until 9% + CDI	3,343,410	3,337,315
2022	2035	Until 9% + CDI	1,645,703	1,918,929
2023	2031	Until 9% + CDI	5,493,929	8,355,844
2024	2033	Until 9% + CDI	2,620,361	-
Total			13,103,403	13,612,088

b.4) Equity Eligible Debt Instruments

The details of the balance of the item "Debt Instruments Eligible for Capital" referring to the issuance of capital instruments to compose level I and level II of reference equity, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	03/31/2024	12/31/2023
Tier I (1)	nov-18	No Maturity (Perpetual)	US$1,250	7.3%	6,466,359	6,116,218
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	7,294,048	7,072,124
Financial Bills - Tier II (2)	dec-21	dec-31	R$200	CDI+2%	275,014	266,647
Financial Bills - Tier II (2)	oct/23	oct/33	R$6,000	CDI+1,6%	6,359,491	6,171,978
Total					20,394,912	19,626,967

(1) The issues were made through the Cayman Agency and there is no Income Tax at Source, and interest is paid semi-annually, starting from May 8, 2019.

(2) Financial Bills issued in November 2021 have redemption and repurchase options.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

The changes in the balance of "Equity Eligible Debt Instruments" in the periods ended March 31, 2024 and 2023 were as follows:

	01/01 to	01/01 to
	03/31/2024	03/31/2023
Balance at beginning of the period	19,626,967	19,537,618
Interest payment Tier I (1)	417,804	117,721
Interest payment Tier II (1)	153,005	390,297
Foreign exchange variation	197,136	(404,557)
Balance at end of the period	20,394,912	19,641,079
(1)	The interest remuneration referring to the Debt Instrument Eligible for Tier I and II Capital was recorded as a contra entry to the result for the period as "Interest and Similar Expenses ".

10. Provision for judicial and administrative proceedings, commitments and other provisions

a)	Composition

The composition of the balance of the item “Provisions” is as follows:

	03/31/2024	12/31/2023
Pension fund provisions and similar requirements	2,569,842	2,543,504
Provisions for judicial and administrative proceedings, commitments and other provisions	9,432,156	8,930,277
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	8,942,519	8,457,667
Of which:
Civil	3,012,274	2,888,359
Labor	3,494,083	3,277,476
Tax and Social Security	2,436,162	2,291,832
Provision for contingent liabilities (Note 3 b.2)	396,250	382,485
Other provisions	92,891	89,629
Total	12,001,998	11,473,781

b) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part of legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses arising from legal and administrative proceedings as follows:

b.1) Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main judicial and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as risk of probable loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$1,116,957 (12/31/2023 - R$1,099,049) Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal suit.

National Social Security Institute (INSS) - R$138,282 in the Consolidated (12/31/2023 - R$138,250 in the Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions - R$398,526 in the Consolidated (12/31/2023 - R$379,234 in the Consolidated): Banco Santander and its controlled companies discuss administratively and judicially the requirement, by several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classify as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 10.b.4.

b.2) Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Former Banespa Employees.

Class action filed by AFABESP (association of retirees and former Banespa employees) requesting the payment of a semi-annual bonus provided for in the Bank's bylaws. The final decision in the action was unfavorable to Santander. Now, each beneficiary of the decision will be able to file an individual action to receive the amount due. The risk of loss is probable.

As the rulings adopted different positions for each case, a procedure called Repetitive Demand Resolution Incident (IRDR) was initiated before the Regional Labor Court (TRT) with the aim of establishing objective criteria regarding the theses brought by the Bank, mainly the prescriptions and payment limitations until December 2006 (Plan V). On March 11, 2024, the IRDR incident was admitted for future trial and determined the suspension of all processes that are in second instance (TRT) and filed in São Paulo (Capital).

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 26

*Values expressed in thousands, except when indicated

Finally, due to the divergence of interpretation of the Federal Constitution, an Action Alleging Failure to Comply with Fundamental Precepts (ADPF) was also filed, so that the Federal Supreme Court (STF) could resolve the issue and indicate the correct statute of limitations to be used in individual cases filed.

As of March 31, 2024, the provision is constituted based on the estimated probable loss of individual actions against the Bank.

b.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 27

*Values expressed in thousands, except when indicated

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$ 35,237 million (12/31/2023 - R$ 34,644 million), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of March 31, 2024, the amount involved is R$2,147,824. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On March 31, 2024, the value was approximately R$9,218 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On March 31, 2024, the value was approximately R$ 4,123 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On March 31, 2024, the value was approximately R$ 5,162 million.

Amortization of Banco Real Goodwill - the Brazilian Federal Revenue Service issued a tax assessment notice against the Bank to demand payments of IRPJ and CSLL, including late payment charges, for the base period of 2009. The Tax Authorities considered that the Goodwill relating to the acquisition of Banco Real, amortized in accounting before its incorporation, it could not be deducted by Banco Santander for tax purposes. The infraction notice was duly challenged. On April 4, 2024, the Bank's appeal was accepted by the Superior Chamber of CARF and awaits formalization. On March 31, 2024, the value was approximately R$ 1,656 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On March 31, 2024, the value was approximately R$ 1,488 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On March 31, 2024, the value was approximately R$ 5,625 million.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of Goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the cases are awaiting judgment at CARF. On March 31, 2024, the value was approximately R$ 753 million.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 28

*Values expressed in thousands, except when indicated

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On March 31, 2024, the amount was approximately R$ 556 million.

IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On March 31, 2024, the value was approximately R$ 962 million.

Labor claims classified as possible loss totaled R$ 167 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Class action filed by Afabesp requesting the change of the adjustment index of the social security benefit for retirees and former Banespa employees, hired before 1975. The action was judged unfavorably to Santander, which appealed. The appeal awaits judgment.

Liabilities related to civil actions with possible risk of loss totaled R$2,654 million in Consolidated, with the main processes being:

Compensation Suit Regarding Custody Services - provided by Banco Santander in the expert phase and without a ruling yet.

11. Stockholders’ equity

a)	Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			03/31/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total
Country Residents	117,922	143,652	261,574	124,804	150,621	275,425
Residents Abroad	3,700,773	3,536,184	7,236,957	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,317)	(18,317)	(36,634)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,800,378	3,661,519	7,461,897	3,791,502	3,652,643	7,444,145

b)	Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on March 31, 2024 and December 31, 2023.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 29

*Values expressed in thousands, except when indicated

							03/31/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Reais	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(2)	1,500,000	191.84	211.02	402.86	163.06	179.37	342.43
Total	1,500,000

(1) Resolved by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.

(2) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the financial year 2024.

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000

(1) Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any compensation for inflation adjustment.

(2) Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any compensation for inflation adjustment.

(3) Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any compensation for inflation adjustment.

(4) Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any compensation for inflation adjustment.

(5) These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2023.

c)	Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

d)	Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's share capital. As of December 31, 2023, Banco Santander had 348,147,839 common shares and 375,952,252 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 30

*Values expressed in thousands, except when indicated

Bank/Consolidated
In Thousands of Shares
	03/31/2024	12/31/2023
	Quantity	Quantity
	Units	Units
Treasury Shares at the Beginning of the Period	27,192	31,161
Share Acquisitions	1,180	1,272
Disposals - Share-Based Compensation	(10,056)	(5,241)
Treasury Shares at End of the Period	18,316	27,192
Sub-Total of Treasury Shares in Thousands of Reais	R$ 851,504	R$ 1,105,012
Issuance Costs in Thousands of Reais	R$ 1,771	R$ 1,771
Balance of Treasury Shares in Thousands of Reais	R$ 853,275	R$ 1,106,783

Cost/Share Price	Units	Units
Minimum Cost (*)	R$ 7.55	R$ 7.55
Weighted Average Cost (*)	R$ 27.46	R$ 27.62
Maximum Cost (*)	R$ 49.55	R$ 49.55
Share Price	R$ 28.52	R$ 31.00

(*) Considering since the beginning of operations on the stock exchange.

12. Income Tax

Total income taxes for the six-month period are reconciled with accounting profit as follows:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Operating Income before Tax	4,416,906	2,722,370
Tax (25% of Income Tax and 20% of Social Contribution)	(1,987,608)	(1,225,066)
PIS and COFINS (net of income tax and social contribution) (1)	(951,423)	(909,174)
Non - Taxable/Indeductible :
Companies accounted by the equity method	28,619	25,977
Net Indeductible Expenses of Non-Taxable Income (3)	319,957	310,591
Adjustments:
IR/CS Constitution on temporary differences	(26,953)	(22,444)
Interest on equity	625,479	678,368
CSLL Tax rate differential effect (4)	172,928	242,635
Others Adjustments	463,023	1,224,215
Income tax and Social contribution	(1,355,978)	325,101
Of which:
Current taxes	(2,365,907)	(1,330,059)
Deferred taxes	1,009,929	1,655,160

(1) PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

(2) Mainly includes the tax effect on revenues from updates of judicial deposits and other revenues and expenses that do not qualify as temporary differences.

(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 15%.

Taxes paid include R$ 351,530 referring to PIS and COFINS (03/31/2023 – R$ 597,549) and R$ 1,797,506 referring to Income Tax and Social Contribution on Net Profit (03/31/2023 – R$ 1,439,973).

13. Detailing of income accounts

a)	Personnel expenses
	01/01 to 03/31/2024	01/01 to 03/31/2023
Salary	1,790,286	1,620,035
Social security costs	430,569	385,430
Benefits	419,505	391,837
Defined benefit pension plans	1,567	1,453
Contributions to defined contribution pension funds	96,410	74,345
Share-based payment costs (1)	61,080	9,662
Training	18,501	20,414
Other personnel expenses	108,897	162,858
Total	2,926,815	2,666,034
(1)	Growth refers to the provision of the bonus referenced in shares.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 31

*Values expressed in thousands, except when indicated

b)	Other Administrative Expenses
	01/01 to 03/31/2024	01/01 to 03/31/2023
Property, fixtures and supplies	223,787	204,622
Technology and systems	573,667	572,994
Advertising	120,839	163,064
Communications	90,567	71,933
Subsistence allowance and travel expenses	44,449	34,354
Taxes other than income tax	25,795	29,654
Surveillance and cash courier services	124,305	138,901
Insurance premiums	5,928	10,240
Specialized and technical services	505,031	552,323
Other administrative expenses	340,955	323,007
Total	2,055,323	2,101,092

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 32

*Values expressed in thousands, except when indicated

14. Employee Benefit Plan

a)	Share-Based ompensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to 03/31/2024			01/01 to 03/31/2023
Local	Santander (Brasil) Shares	01/2021 a 10/2024	2024	R$	12,270,000	(1)	R$	23,490,000	(1)
		01/2021 a 12/2023	2023	R$	-	(1)	R$	1,500,000	(1)
		01/2023 a 12/2025	2026	R$	750,000	R$ -	R$	-	-
		01/2024 a 12/2027	2024	R$	1,050,000	R$ -	R$	-	-
		01/2020 a 09/2023	2023		-	SANB11	R$	214,164	SANB11
		01/2021 a 12/2022	2023		-	SANB11 (1)	R$	139,163	SANB11
		01/2021 a 12/2023	2024		-	SANB11	R$	343,863	SANB11
		01/2021 a 12/2024	2024		207,518	SANB11	R$	217,291	SANB11
		01/2022 a 12/2025	2025		91,456	SANB11	R$	84,326	SANB11
		01/2024 a 12/2027	2025		9,876	SANB11	R$	-	SANB11
Global	Shares and Options on Global Shares	2023		EUR 3,67	-	Global Stocks (2)		159,253	Global Stocks (2)
		2023, with limit for exercising options until 2030			420,394	Global Stock Options (3)		832,569	Opções ações Global Stocks (3)
		02/2024		EUR 2,685	101,288	Global Stocks (3)		124,184	Global Stocks (3)
		02/2024, with limit for exercising options until 02/2029			302,170	Global Stock Options (3)		370,477	Opções ações Global Stocks (3)
		2025		EUR 3,104	95,786	Global Stocks (3)		150,703	Global Stocks (3)
		2025, , with limit for exercising options until 2030			367,827	Global Stock Options (3)		578,713	Opções ações Global Stocks (3)
		2026		EUR 3,088	199,680	Global Stocks (3)		199,680	Global Stocks (3)
		2026, with limit for exercising options until 2033			537,637	Global Stock Options (3)		537,637	Opções ações Global Stocks (3)
		2027, with limit for exercising options until 2032		R$	9,095,000	Global stocks and options (4)		-
		2028, with limit for exercising options until 2033		R$	1,898,813	Global stocks and options (4)		-
		12/2024, with payment in 2025			50,419	SANB11		-
		12/2025, with payment in 2026			70,346	SANB11		-
Balance of Plans on march 31, 2024				R$	14,070,000	(1)	R$	24,990,000	(1)
				R$	429,616	SANB11 Shares	R$	998,807	SANB11 Shares
					396,754	Global Stocks (3)	R$	633,820	Global Stocks (3)
					1,628,028	Options Shares Global Shares (3)	R$	2,319,396	Options Shares Global Shares(3)

1) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately preceding the payment month.

(2) Plan finalized, paid in Feb/2023.

(3) Target of the plan in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, according to the achievement of the plan's performance indicators.

(4) Target of the plan in PagoNxt shares and options, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 33

*Values expressed in thousands, except when indicated

Our long-term programs are divided into Local and Global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long-Term Incentive) Plans

We currently have 4 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate:

• The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022

• The expected volatility used was 33.80

• Options expire on 02/01/2030

• Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

• The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 34

*Values expressed in thousands, except when indicated

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Impact on the Result

The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to 03/31/2024	01/01 to 03/31/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	2,351	4,804
Global	Global Stocks and Options	1,922	1,053

b)	Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

Program	Participant	Liquidity Type	01/01 to 03/31/2024	01/01 to 03/31/2023
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	55,332	30,991
Unidentified Collective	Other employees with variable remuneration above a minimum expected value	50% in cash indexed to 100% of CDI and 50% in instrumentos	54,595	29,051

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 35

*Values expressed in thousands, except when indicated

15. Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a)	That operates in activities from which it may obtain income and incur expenses (including income and expenses related to operations with other components of the same entity);
(b)	Whose operating results are regularly reviewed by the entity's main person responsible for operational decisions related to the allocation of resources to the segment and the evaluation of its performance; It is
(c)	For which distinct financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment that includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury and equity trading departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branches, with Brazilian clients and, therefore, does not have geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 03/31/2024			01/01 a 03/31/2023
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	12,143,218	1,243,710	13,386,928	12,354,578	204,414	12,558,992
Income from equity instruments	1,815	198	2,013	2,852	1,432	4,284
Equity Income	52,621	10,978	63,599	45,420	12,307	57,727
Net fee and commission income	3,429,557	500,313	3,929,870	3,480,838	515,574	3,996,412
Gains/(losses) on assets and liabilities financial and exchange rate variations (1)	440,032	568,083	1,008,115	(661,989)	1,500,142	838,153
Other operating income/(expenses)	(175,424)	(36,190)	(211,614)	(210,269)	(19,595)	(229,864)
TOTAL INCOME	15,891,819	2,287,092	18,178,911	15,011,430	2,214,274	17,225,704
Personnel expenses	(2,675,646)	(251,169)	(2,926,815)	(2,442,887)	(223,147)	(2,666,034)
Other administrative expenses	(1,841,403)	(213,920)	(2,055,323)	(1,904,343)	(196,749)	(2,101,092)
Depreciation and amortization	(647,911)	(33,876)	(681,787)	(660,198)	(28,179)	(688,377)
Provisions (net)	(1,109,282)	(5,860)	(1,115,142)	(1,028,104)	(7,870)	(1,035,974)
Net impairment losses on financial assets	(6,753,193)	(46,176)	(6,799,369)	(7,450,950)	(601,387)	(8,052,337)
Net impairment losses on other financial assets	(47,724)	-	(47,724)	(31,344)	(63)	(31,407)
Other financial gains/(losses)	(135,845)	-	(135,845)	71,887	-	71,887
OPERATING INCOME BEFORE TAX (1)	2,680,815	1,736,091	4,416,906	1,565,493	1,156,880	2,722,370
Hedge Cambial (1)	76	-	76	(53)	-	(53)
OPERATING INCOME BEFORE TAX (1)	2,680,891	1,736,091	4,416,982	1,565,440	1,156,877	2,722,317

(1) Includes, at Banco Comercial, the foreign exchange hedge of investment in dollars (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net profit), the result of which is recorded in “Gains (losses) on assets and financial liabilities” fully offset in the Tax line.

			03/31/2024			12/31/2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,034,547,813	99,577,409	1,134,125,222	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	455,269,178	75,841,358	531,110,536	445,085,759	72,891,376	517,977,135
Customer deposits	420,589,767	153,206,790	573,796,557	425,724,599	157,495,977	583,220,576

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 36

*Values expressed in thousands, except when indicated

16. Transactions with related parties

The Bank's related parties include, in addition to its controlled, affiliated and jointly controlled companies, the key personnel of the Bank's Management and entities over which such key personnel may exercise significant influence or control.

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

a)	Compensation

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and action-based. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

i)	Long-term benefits

The Bank has long-term compensation programs linked to the performance of the market price of its shares, based on achieving targets.

ii)	Short-term benefits

The following table shows the Salaries and Fees of the Board of Directors and Executive Board:

	01/01 to 03/31/2024	01/01 to 03/31/2023
Fixed Compensation	32,247	35,779
Variable Compensation - in cash	53,650	53,791
Variable Compensation - in shares	44,348	49,351
Others	26,476	15,189
Total Short-Term Benefits	156,721	154,110
Variable Compensation - in cash	63,288	66,389
Variable Compensation - in shares	63,779	65,825
Total Long-Term Benefits	127,067	132,214
Total	283,788	286,324

Additionally, in the period ended March 31, 2024, charges were collected on management remuneration in the amount of R$12,605 (03/31/2023 - R$11,918).

iii)	Agreement termination

The termination of the employment relationship with administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle them to any financial compensation and their benefits may be discontinued..

b)	Credit Operations

Under current legislation, no loans or advances are granted involving:

I - Directors, members of the Board of Directors and the Audit Committee as well as their respective spouses and relatives, up to the second degree;

II - Individuals or legal entities that participate in the capital of Banco Santander, with more than 10%;

III - Legal entities, in which Banco Santander holds more than 10% of the capital; It is

IV - Legal entities, in which they hold more than 10% of the capital, any of the directors, members of the Board of Directors and the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 37

*Values expressed in thousands, except when indicated

a)	Shareholding

The following table shows the direct shareholding (common and preferred shares) on March 31, 2024 and December 31, 2023:

						Shares in Thousands
						03/31/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,206	0.1%	4,205	0.1%	8,411	0.1%
Others	356,002	9.3%	383,807	10.4%	739,809	9.9%
Total in Circulation	3,800,378	99.5%	3,661,519	99.5%	7,461,897	99.5%
Treasury Shares	18,317	0.5%	18,317	0.5%	36,634	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	356,002	9.3%	383,807	10.4%	739,809	9.9%

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%
(1)	Companies of the Santander Spain Group.
(2)	Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 38

*Values expressed in thousands, except when indicated

d)	Transactions with related parties

The following table presents the transactions that occurred between the companies in the group:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets	11,199,574	18,027,308	24,964,926	24,045,989	18,951	36,813	36,183,451	42,110,110
Derivatives Measured At Fair Value Through Profit Or Loss, Net	2,824,783	4,590,150	207,850	273,338	-	-	3,032,633	4,863,488
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	8,335,487	13,252,195	23,290,187	22,583,295	-	-	31,625,674	35,835,490
Loans and other values with customers	39,304	184,963	1,308,498	1,037,303	9,984	23,463	1,357,786	1,245,729
Other Assets	-	-	158,391	152,053	-	-	158,391	152,053
Warranties and Limits	-	-	-	-	8,967	13,350	8,967	13,350
Liabilities	(9,576,066)	(10,812,203)	(10,134,251)	(8,613,955)	(436,964)	(407,621)	(20,147,281)	(19,833,779)
Deposits from credit institutions	(3,041,861)	(4,484,720)	(8,916,780)	(7,313,483)	-	-	(11,958,641)	(11,798,203)
Securities	-	-	-	(150,237)	(3,337)	(76,365)	(3,337)	(226,602)
Customer deposits	-	-	(981,247)	(950,282)	(141,585)	(26,553)	(1,122,832)	(976,835)
Other Liabilities - Dividends and Interest on Capital Payable	-	-	-	-	-	-	-	-
Other Liabilities	(67,846)	(211,265)	(236,224)	(199,953)	(292,042)	(304,703)	(596,112)	(715,921)
Debt Instruments Eligible for Capital	(6,466,359)	(6,116,218)	-	-	-	-	(6,466,359)	(6,116,218)

	01/01 a 03/31/2024	01/01 a 03/31/2023	01/01 a 03/31/2024	01/01 a 03/31/2023	01/01 a 03/31/2024	01/01 a 03/31/2023	01/01 a 03/31/2024	01/01 a 03/31/2023
Income	(166,180)	1,092,363	587,858	218,658	(280,564)	(278,160)	141,114	1,032,861
Interest and similar income - Loans and amounts due from credit institutions	94,082	77,079	16,780	-	821	670	111,683	77,749
Warranties and Limits	-	-	-	-	4,971	6,192	4,971	6,192
Interest expense and similar charges - Customer deposits	-	(6,949)	(44,947)	(64,166)	(285,249)	(285,217)	(330,196)	(356,332)
Fee and commission income (expense)	(39,304)	(34,524)	1,031,433	770,352	(1,143)	111	990,986	735,939
Gains (losses) on financial assets and liabilities and exchange differences (net)	(107)	1,317,123	(381,681)	(360,583)	36	84	(381,752)	956,624
Administrative expenses and amortization	(67,846)	(43,191)	(30,677)	(123,590)	-	-	(98,523)	(166,781)
Result on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	-	-	-
Debt Instruments Eligible for Capital	(153,005)	(217,175)	-	-	-	-	(153,005)	(217,175)
Other Administrative expenses - Donation	-	-	(3,050)	(3,355)	-	-	(3,050)	(3,355)

(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 5.

(3) Refers to the registration in clearing accounts of Guarantees and Limits for credit operations with Key Management Personnel.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 39

*Values expressed in thousands, except when indicated

17. Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must be in accordance with the following hierarchical levels:

Level 1: determined based on public price quotations (unadjusted) in active markets for identical assets and liabilities, including public debt securities, shares, listed derivatives.

Level 2: derived from data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (as prices) or indirectly (derived from prices).

Level 3: are derived from valuation techniques that include data for assets or liabilities that are not based on observable market variables (unobservable data).

Financial Assets and Liabilities measured at fair value in profit or loss or through Other Comprehensive Income

Level 1: highly liquid bonds and securities with observable prices in an active market are classified at level 1. Most Brazilian Government Securities were classified at this level (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange and other securities traded on the active market.

Level 2: when price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at that level.

Level 3: when there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly.

Derivatives

Level 1: derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: for Derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

Level 3: derivatives that are not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed of exotic Derivatives.

The following table shows a summary of the fair values of financial assets and liabilities in the period ended March 31, 2024 and December 31, 2023, classified based on the various measurement methods adopted by the Bank to determine their fair value.

				03/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	89,495,703	125,985,614	3,979,808	219,461,125
Debt instruments	86,500,152	8,630,071	1,411,712	96,541,935
Equity instruments	2,995,551	996,542	34,840	4,026,933
Derivatives	-	27,570,990	1,664,965	29,235,955
Loans and advance to customers	-	2,923,536	868,291	3,791,827
Balances with The Brazilian Central Bank	-	85,864,475	-	85,864,475
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,050,870	1,690,713	2,406,250	58,147,833
Debt instruments	54,045,273	1,690,713	2,394,830	58,130,816
Equity instruments	5,597	-	11,420	17,017
Hedging derivatives (assets)	-	23,597	-	23,597
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	65,244,293	819,995	66,064,288
Trading derivatives	-	24,560,614	819,995	25,380,609
Short positions	-	35,829,061	-	35,829,061
Debt liabilities	-	4,759,655	-	4,759,655
Other financial liabilities	-	94,963	-	94,963
Hedging derivatives (liabilities)	-	5,088	-	5,088

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 40

*Values expressed in thousands, except when indicated

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advance to customers	-	2,288,135	752,577	3,040,712
Balances with The Brazilian Central Bank	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	48,667,180	914,261	49,581,441
Trading derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Other financial liabilities	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

Level 3 Fair Value Movements

The following tables demonstrate the movements that occurred during the periods from March 31, 2024 to 2023 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2022	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 03/31/2024
Financial assets measured at fair value through profit or loss	6,568,685	436,693	(2,628,260)	(397,310)	3,979,808
Financial assets measured at fair value through other comprehensive income	2,610,638	(12,302)	(192,086)	-	2,406,250
Financial liabilities measured at fair value through profit or loss held for trading	914,261	(171,288)	91,504	(14,482)	819,995

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2023
Financial assets measured at fair value through profit or loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial assets measured at fair value through other comprehensive income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial liabilities measured at fair value through profit or loss held for trading	233,762	(109,800)	384,082	406,217	914,261

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's assessment of the credit risks for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the basic interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 41

*Values expressed in thousands, except when indicated

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except financial assets measured at amortized cost.

In the same sense, the Bank's financial liabilities - except financial liabilities for trading and those measured at fair value - are valued at amortized cost in the consolidated balance sheet.

i) Financial assets measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial assets measured at a value other than their fair value and their respective fair values on March 31, 2024 and December 31, 2023:

					03/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	21,136,129	21,136,129	21,136,129	-	-
Loans and amounts due from credit institutions	25,442,680	25,442,680	-	3,435,510	22,007,170
Loans and advances to customers	527,318,709	525,921,131	-	-	525,921,131
Debt instruments	95,870,626	96,634,667	35,396,368	4,657,308	56,580,991
Balances with The Brazilian Central Bank	84,105,863	84,105,863	-	84,105,863	-
Total	753,874,007	753,240,470	56,532,497	92,198,681	604,509,292

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances with the Brazilian Central Bank	23,122,550	23,122,550	23,122,550	-	-
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Balances with The Brazilian Central Bank	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

ii) Financial liabilities measured at a value other than fair value

Below we present a comparison between the carrying values of the Bank's financial liabilities measured at a value other than fair value and their respective fair values on March 31, 2024 and December 31, 2023:

					03/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	119,279,652	119,279,652	-	17,515,778	101,763,874
Customer deposits	573,796,557	573,215,619	-	90,573,555	482,642,064
Marketable debt securities	126,917,436	127,850,131	-	-	127,850,131
Debt instruments eligible capital	20,394,912	20,394,912	-	-	20,394,912
Other financial liabilities	73,579,221	73,579,221	-	-	73,579,221
Total	913,967,778	914,319,535	-	108,089,333	806,230,202

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments eligible capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Total	910,550,506	909,727,671	-	118,798,021	790,929,650

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 42

*Values expressed in thousands, except when indicated

The methods and assumptions used to estimate fair value are defined below:

Loans and other amounts with credit institutions and customers – The fair value is estimated by groups of similar credit operations. The fair value of the loans was determined by discounting the cash flows using the interest rates of the new contracts. That is, the future cash flow of the current credit portfolio is estimated based on contractual rates, and then spreads based on new loans are incorporated into the risk-free yield curve in order to calculate the value fairness of the credit portfolio. In terms of behavioral hypotheses, it is important to highlight that the prepayment rate is applied to the credit portfolio.

Deposits from the Central Bank of Brazil and deposits from credit institutions and customers – The fair value of deposits was calculated by discounting the difference between cash flows under contractual conditions and the rates currently practiced in the market for instruments with similar maturities. The fair value of variable rate term deposits was considered to be close to their book value.

Obligations for bonds and securities – The fair values of these items were estimated by calculating discounted cash flow using interest rates offered in the market for obligations with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred arising from credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The evaluation techniques used to estimate each level are defined in note 1.c.2.1.i.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they best fit into level 3 in light of observable market data.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 43

*Values expressed in thousands, except when indicated

18. Other disclosures

a) Derivative Financial Instruments

The main risk factors of the Derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving Derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of Derivatives financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded Derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For Derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

I) Summary of Derivative Financial Instruments

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

	03/31/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	10,668,826	10,459,145	12,360,719	13,226,716
Option Premiums to Exercise	2,472,865	2,329,913	2,635,506	2,685,361
Forward Contracts and Other	16,117,861	12,596,639	14,298,496	9,028,351
Total	29,259,552	25,385,697	29,294,721	24,940,428

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 44

*Values expressed in thousands, except when indicated

II) Derivative Financial Instruments Registered in Clearing and Equity Accounts

			03/31/2024			12/31/2023

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	766,500,651	(1,737,605)	209,681	811,921,799	(1,927,123)	(865,997)
Asset	381,084,196	7,145,076	10,668,826	402,812,781	9,193,215	12,360,719
Fees	183,725,876	4,251,120	5,262,396	188,604,258	5,054,833	6,383,261
Indexed to Foreign Currency	195,919,120	2,893,083	5,405,749	212,970,458	4,136,463	5,977,193
Other	1,439,200	873	681	1,238,065	1,919	265
Liabilities	385,416,455	(8,882,681)	(10,459,145)	409,109,018	(11,120,338)	(13,226,716)
Fees	261,309,144	(7,881,581)	(8,163,543)	262,437,458	(9,117,639)	(9,680,343)
Indexed to Foreign Currency	120,903,128	(894,893)	(1,979,294)	143,788,702	(1,907,489)	(3,332,851)
Other	3,204,183	(106,207)	(316,308)	2,882,857	(95,211)	(213,522)
Options	593,495,673	(918,294)	142,952	857,662,210	(1,112,873)	(49,854)
Purchased Position	287,747,908	2,136,262	2,472,865	419,095,675	2,252,815	2,635,506
Call Option - Foreign Currency	9,702,468	540,592	271,653	7,711,827	497,534	426,074
Put Option - Foreign Currency	5,209,000	391,342	403,821	5,326,447	408,144	489,785
Call Option - Other	30,156,296	611,776	1,278,532	89,142,771	661,536	1,183,084
Interbank Market	3,833,149	265,322	907,052	3,729,452	217,219	265,824
Other (2)	26,323,147	346,454	371,480	85,413,319	444,318	917,261
Put Option - Other	242,680,144	592,552	518,859	316,914,629	685,600	536,563
Interbank Market	160,954	51,276	43,056	543,157	46,852	30,439
Other (2)	242,519,190	541,276	475,803	316,371,471	638,748	506,124
Sold Position	305,747,765	(3,054,556)	(2,329,913)	438,566,535	(3,365,688)	(2,685,361)
Call Option - US Dollar	4,295,916	(305,821)	(228,067)	3,453,152	(288,349)	(466,324)
Put Option - US Dollar	5,717,815	(303,653)	(309,595)	4,642,411	(288,799)	(431,952)
Call Option - Other	38,605,632	(1,843,442)	(1,176,025)	113,106,162	(2,029,924)	(999,258)
Interbank Market	17,707,308	(1,553,226)	(1,002,425)	17,295,280	(1,479,724)	(710,121)
Other (2)	20,898,324	(290,216)	(173,600)	95,810,882	(550,201)	(289,137)
Put Option - Other	257,128,402	(601,640)	(616,226)	317,364,811	(758,616)	(787,826)
Interbank Market	232,033	(35,147)	(89,175)	370,221	(24,912)	(23,004)
Other (2)	256,896,369	(566,493)	(527,051)	316,994,590	(733,703)	(764,822)
Futures Contracts	365,818,358	-	-	325,170,914	-	-
Purchased Position	183,805,119	-	-	164,682,752	-	-
Exchange Coupon (DDI)	55,290,167	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	78,315,614	-	-	48,254,715	-	-
Foreign Currency	50,007,617	-	-	68,838,058	-	-
Indexes (3)	191,721	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Sold Position	182,013,239	-	-	160,488,162	-	-
Exchange Coupon (DDI)	55,290,167	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	78,966,996	-	-	48,339,061	-	-
Foreign Currency	47,564,355	-	-	64,559,123	-	-
Indexes (3)	191,721	-	-	5,269,712	-	-
Treasury Bonds/Notes	-	-	-	988,325	-	-
Forward Contracts and Other	340,414,380	1,810,583	3,521,222	331,009,278	3,288,881	5,270,142
Purchased Position	171,438,173	3,209,982	16,117,861	167,191,252	17,249,113	14,298,496
Currencies	135,137,727	2,359,820	2,869,672	134,610,617	17,042,331	4,932,719
Other	36,300,446	850,162	13,248,189	32,580,636	206,782	9,365,777
Sold Position	168,976,207	(1,399,399)	(12,596,639)	163,818,026	(13,960,232)	(9,028,351)
Currencies	133,816,648	(1,038,741)	(1,149,205)	130,779,288	(13,211,003)	(1,766,190)
Other	35,159,559	(360,658)	(11,447,434)	33,038,737	(749,229)	(7,262,161)

(1) Nominal value of updated contracts.

(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.

(3) Includes Bovespa and S&P indices.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 45

*Values expressed in thousands, except when indicated

III) Derivatives Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				03/31/2024	12/31/2023			03/31/2024		03/31/2024
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	186,812,940	234,907,204	344,780,507	766,500,651	811,921,799	70,996,770	183,353,037	512,150,844	88,669,020	677,831,631
Options	37,995,450	2,623,566	552,876,657	593,495,673	857,662,210	34,340,964	501,860,099	57,294,610	513,561,309	79,934,364
Futures Contracts	-	-	365,818,358	365,818,358	325,170,914	319,781,995	29,093,267	16,943,096	365,818,358	-
Forward Contracts and Other	169,461,046	114,919,651	56,033,683	340,414,380	331,009,278	187,614,277	108,225,821	44,574,282	22,447,355	317,967,025

(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

(2) Includes values traded on B3.

(3) It consists of operations that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The Bank, in the normal course of its operations, is exposed to market risks that generate accounting asymmetries or volatility in its accounting results. To eliminate these asymmetries or reduce volatility, the Bank uses Derivative financial instrument contracts (Swap and Futures) that are designated as fair value or cash flow Hedge Accounting structures.

IV.I) Fair Value Hedge

The Bank's fair value hedge strategy aims to protect the fair value of assets and liabilities, resulting from fluctuations in the reference interest rate (CDI, SELIC, SOFR); in currency fluctuations (Exchange Risk) and/or in price index fluctuations (IPCA, etc.). The Bank monitors each hedge structure, evaluating its effectiveness as determined by IAS 39.

						03/31/2024
Strategies	Adjustment to Value Market		Market Value		Notional
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	217,473	239,498	226,121	237,730	8,648	(1,768)
Hegde of Credit Operations	217,473	239,498	226,121	237,730	8,648	(1,768)
Futures Contracts	23,957,385	27,479,024	20,787,625	27,490,503	(3,169,760)	11,479
Hegde of Credit Operations	8,676,140	14,675,477	8,058,659	14,676,711	(617,481)	1,234
Hegde of Securities	2,732,312	2,966,734	2,717,316	2,973,316	(14,996)	6,582
Funding Hedge	12,548,933	9,836,813	10,011,650	9,840,476	(2,537,283)	3,663

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 46

*Values expressed in thousands, except when indicated

						12/31/2023
Strategies	Adjustment to Value Market		Market Value		Notional
Fair Value Coverage	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	272,805	288,766	410,884	472,134	138,079	183,368
Hegde of Credit Operations	272,805	288,766	410,884	472,134	138,079	183,368
Futures Contracts	28,817,259	25,701,246	25,281,294	25,845,754	(3,535,965)	144,508
Hegde of Credit Operations	15,593,616	12,759,016	13,303,537	15,256,030	(2,290,079)	2,497,014
Hegde of Securities	579,793	2,496,723	1,203,542	1,006,921	623,749	(1,489,802)
Funding Hedge	12,643,850	10,445,507	10,774,215	9,582,803	(1,869,635)	(862,704)

(1) Credit values refer to active operations and debit operations to passive operations.

				03/31/2024	12/31/2023
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	-	239,498	239,498	288,766
Credit Operations Hedge	-	-	239,498	239,498	288,766
Futures Contracts	4,164,460	6,558,285	16,756,279	27,479,024	25,701,246
Hegde of Securities	4,164,460	4,784,562	5,726,455	14,675,477	12,759,016
Securities Hedge	-	185,581	2,781,153	2,966,734	2,496,723
Hedge of Funding	-	1,588,142	8,248,671	9,836,813	10,445,507

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes of exchange rates of unrecognized assets and liabilities.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 47

*Values expressed in thousands, except when indicated

In cash flow hedges, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under the caption "Other comprehensive income - cash flow hedges" (Note 25) until the forecast transactions occur, when then this portion is recognized in the consolidated statements of income, except, if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability.

	03/31/2024	12/31/2023
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
CDB	(95,210)	(69,919)
Total	(95,210)	(69,919)

						03/31/2024
Strategies	Adjustment to Value Market		Market Value		Notional
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Futures Contracts	18,158,062	19,046,355	19,692,159	18,923,523	1,534,097	(122,832)
Hegde of Credit Operations	1,051,041	2,515,704	1,076,679	2,490,314	25,638	(25,390)
Hegde of Securities	9,784,438	8,363,643	9,739,580	8,280,803	(44,858)	(82,840)
Funding Hedge	7,322,583	8,167,008	8,875,900	8,152,406	1,553,317	(14,602)

						12/31/2023
Strategies	Adjustment to Value Market		Market Value		Notional
Cash Flow Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	13,176,910	10,807,983	12,712,510	10,260,273	(464,400)	(547,710)
Hedge of Securities	13,176,910	10,807,983	12,712,510	10,260,273	(464,400)	(547,710)
Futures Contracts	24,612,842	18,630,833	23,285,729	19,024,696	(1,327,113)	393,863
Hegde of Credit Operations	7,619,634	2,431,537	4,514,260	2,433,675	(3,105,374)	2,138
Hegde of Securities	9,525,807	8,228,328	9,990,858	8,523,016	465,051	294,688
Funding Hedge	7,467,401	7,970,968	8,780,611	8,068,005	1,313,210	97,037

(*) The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive side of the respective instruments. For structures whose instruments are futures, we demonstrate the notional balance, recorded in a clearing account.

(1) Credit values refer to active operations and debt operations to passive operations.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 48

*Values expressed in thousands, except when indicated

				03/31/2024	12/31/2023
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Cash Flow Hedge
Swap Agreements	-	-	-	-	(547,710)
Securities Hedge	-	-	-	-	(547,710)
Futures Contracts	-	13,792,244	5,254,111	19,046,355	393,863
Hegde of Securities	-	2,515,704	-	2,515,704	2,138
Securities Hedge	-	3,109,532	5,254,111	8,363,643	294,688
Hedge of Funding	-	8,167,008	-	8,167,008	97,037

In the Bank and Consolidated, the effect of marking to market of active swap and futures contracts was settled on 12/31/2023 (the value on 12/31/2023 - R$337).

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps – TRS

These are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.

Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

				Notional
		03/31/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,567,211	11,230,648	3,456,614	10,293,916
Total	3,567,211	11,230,648	3,456,614	10,293,916

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 49

*Values expressed in thousands, except when indicated

During the period, there was no credit event related to taxable events provided for in the contracts.

		03/31/2024		12/31/2023
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	14,797,859	14,797,859	13,750,530	13,750,530
Per Risk Classification: Below Investment Grade	14,797,859	14,797,859	13,750,530	13,750,530
Per Reference Entity: Brazilian Government	14,797,859	14,797,859	13,750,530	13,750,530

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given as a guarantee for operations negotiated on B3 with its own and third-party Derivative financial instruments is made up of federal public bonds.

	03/31/2024	12/31/2023
Financial Treasury Bill - LFT	21,538,260	20,960,140
National Treasury Bill - LTN	2,703,058	2,122,045
National Treasury Notes - NTN	4,742,665	4,988,403
Total	28,983,983	28,070,588

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 50

*Values expressed in thousands, except when indicated

b) Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and operation classification and management criteria. capital of the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including Derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/20, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio scenarios on March 31, 2024.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to variation in fixed interest rates	(13,405)	(337,118)	(674,235)
Coupon Interest Rate	Exposures subject to variation in interest rate coupon rates	(89)	(1,431)	(2,863)
Inflation	Exposures subject to variation in price index coupon rates	(5,482)	(20,561)	(41,121)
Coupon - US Dollar	Exhibitions subject to variation in the dollar coupon rate	(908)	(8,112)	(16,223)
Coupon - Other Currencies	Exposures subject to variation in foreign currency coupon rates	(1,034)	(8,779)	(17,558)
Foreign Currency	Exposures subject to Foreign Exchange	(1,018)	(25,441)	(50,882)
Eurobond/Treasury/Global	Exposures subject to variation in the interest rate of securities traded on the international market	(1,907)	(17,516)	(35,031)
Shares and Indexes	Exposures subject to Change in Shares Price	(370)	(9,256)	(18,511)
Commodities	Exposures subject to Change in Commodity Price	(114)	(2,850)	(5,701)
Total (1)		(24,327)	(431,064)	(862,125)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(65,699)	(1,894,602)	(4,317,017)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(28,261)	(796,939)	(1,729,588)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(34,362)	(466,449)	(867,745)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,351)	(124,423)	(236,994)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,489)	(21,905)	(43,876)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(32,862)	(543,739)	(1,138,531)
Foreign Currency	Exposures subject to Foreign Exchange	1,158	28,941	57,881
Total (1)		(166,866)	(3,819,116)	(8,275,870)

(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10bps in interest curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 51

*Values expressed in thousands, except when indicated

c) Funds managed and administered not recorded on the balance sheet

The Santander Conglomerate has funds under management, in which it does not have a significant stake, does not act as "main" and does not hold shares in these Funds. Based on the contractual relationship that governs the management of such funds, the third parties who hold the shareholding are those who are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. Furthermore, the Bank, as manager of the funds, acts in the analysis of remuneration regimes, which are proportional to the service provided and, therefore, acts as "main".

The funds managed by the Santander Conglomerate not recorded on the balance sheet are as follows:

	03/31/2024	12/31/2023
Funds under management	8,131,218	11,871,919
Managed funds	299,185,333	291,736,828
Total	307,316,551	303,608,747

d) Securities held by third parties in custody

On March 31, 2024 and December 31, 2023, the Bank held in custody debt securities and third-party securities totaling R$ 70,039,990 and R$ 80,174,807 respectively.

19. Subsequent Events

a) Distribution of Interest on Equity

At a meeting held on April 10, 2024, Banco Santander's Board of Directors presented the proposal of the Company's Executive Board, ad referendum of the Annual General Meetings to be held until May 15, 2024, respectively, for the declaration and payment of Interest on Shareholders' Equity, pursuant to Articles 17, item XVIII and 37, paragraph 2 of the Company's Bylaws based on the results of the quarter ended March 31, 2024, in the gross amount of R$ 1,500,000,000.00 (one billion five hundred million reais). Interest on Shareholders' Equity will be fully imputed to the mandatory dividends to be distributed by the Company for the 2024 fiscal year.

b) Increase in the Company’s Share Capital

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the increase in the Company's share capital was approved in the total amount of R$ 10,000,000,000.00 (ten billion reais), increasing from the current R$ 55,000,000,000, 00 (fifty-five billion reais) to R$65,000,000,000.00 (sixty-five billion reais), without the issuance of new shares, through the capitalization of part of the balance of the Company's Dividend Equalization Reserve.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 52

*Values expressed in thousands, except when indicated

APPENDIX I – Condensed Consolidated Statement of Added Value

	01/01 to 03/31/2024		01/01 to 03/31/2023
Interest and similar income	32,603,990		32,149,175
Fee and commission income (net)	3,929,870		3,996,412
Impairment losses on financial assets (net)	(6,799,369)		(8,046,965)
Other income and expense	557,456		1,298,274
Interest expense and similar charges	(19,217,062)		(19,590,183)
Third-party input	(2,015,929)		(2,058,270)
Materials, energy and other	(223,787)		(204,622)
Third-party services	(1,414,409)		(1,499,215)
Impairment of assets	(47,724)		(31,407)
Other	(330,009)		(323,027)
Gross added value	9,058,956		7,748,442
Retention
Depreciation and amortization	(681,787)		(688,377)
Added value produced	8,377,169		7,060,065
Investments in affiliates and subsidiaries	63,599		57,727
Added value to distribute	8,440,768		7,117,792
Added value distribution
Employee	2,616,853	31.0%	2,377,771	33.4%
Compensation	1,851,366		1,629,697
Benefits	517,482		467,635
FGTS	137,385		128,776
Other	110,620		151,663
Taxes, fees and contributions	2,701,664	32.0%	1,647,976	23.2%
Federal	2,446,076		1,328,386
State	147		-
Municipal	255,441		319,590
Compensation of third-party capital - rental	61,323	0.7%	44,574	0.6%
Remuneration of interest on capital	3,060,928	36.3%	3,047,471	42.8%
Dividends and interest on capital	1,500,000		1,700,000
Profit Reinvestment	1,552,046		1,340,027
Profit (loss) attributable to non-controlling interests	8,882		7,444
Total	8,440,768	100.0%	7,117,792	100.0%

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 53

*Values expressed in thousands, except when indicated

Management Report

To the Shareholders:

We present the Management Report to the Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended March 31, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) and the interpretations of the IFRS® Interpretation Committee (current name of the International Financial Reporting Interpretations Committee (IFRIC®). They will be published on April 30, 2024 at the email address www.santander.com.br/ri.

1. Economic Situation

Economic performance was highlighted by the following themes:

In the international environment

In the international environment

❖	Worsening inflationary environment around the globe, which prevented the materialization of interest rate cuts in advanced economies and increased uncertainty as to when these cuts will be implemented.

In the domestic environment

❖	Lack of progress in regulating the tax reform approved at the end of 2023, accompanied by robust tax collection performance in the first months of the year.

The exchange rate of the Brazilian currency against the US dollar fluctuated between R$4.85/US$ and R$5.03/US$ in the first quarter and ended the period quoted at R$4.99/US$, a level higher than the exchange rate of R$4.84/US$ verified at the end of 4Q23. The devaluation of the real resulted, in Banco Santander's view, from the lack of progress in implementing the tax reform approved in 2023, together with the negative reaction of the markets to the government's attempts to interfere in companies in which it holds a stake. The increase in uncertainty regarding the beginning of the monetary easing process in advanced economies also contributed, which limits the space for the Selic's downward cycle to continue. However, positive surprises with tax collection numbers resulting from the approval of fiscal measures in 2023 and the very robust performance of foreign trade helped to mitigate the pressure on the exchange rate. We assess that these factors will remain present for longer and, therefore, we project that the exchange rate will fluctuate around the level of R$5.00/US$ throughout 2024.

❖	Slowdown Positive surprises with the pace of economic activity in 1Q24 derived from resilience in the labor market and fiscal impulses

After ending the year 2023 with real growth of 2.9%, but with stable performance in 4Q23, we expected that the GDP Brazilian economy continued to follow the accommodation trajectory observed in 2H23. However, supported by the resilience of the job market and the payment of a significant amount of court orders by the federal government (approximately R$93 billion), economic activity data presented better results than initially expected by market agents, leading to upward revisions in the projection for GDP growth in 2024. At the end of 2023, the median of economic agents' projections regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 1.5% in 2024 – practically half the observed expansion rate in the previous year. At the end of 1Q24, the median projections rose to 1.9%. Banco Santander also revised its projection from 1.2% to 1.8% in 2024.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 54

*Values expressed in thousands, except when indicated

❖	Slowdown in the disinflation process, mainly in services, raising doubts about the terminal level of the current cycle of interest cuts throughout 2024.

Although the interannual variation of the IPCA continued on a downward trend in 1Q24 – it had already dropped to 4.6% in 4Q23 compared to the level of 5.2% observed at the end of September 2023 – some underlying inflation measures showed deterioration throughout the year. period, mainly those related to services. In this way, the prospect of inflation convergence towards the 3.0% target was compromised, resulting in the maintenance of inflation expectations for 2024 and for the years ahead at a level higher than that pursued by the Central Bank of Brazil. As a result, even though the Selic rate reduction process was not interrupted – the Selic rate fell from 11.75% p.a. at the end of 2023 to 10.75% p.a. at the end of 1Q24 - the Central Bank signaled that the next movements will depend on the improvement in inflationary dynamics, which was read by economic agents as an indication that the terminal level of the current cycle of cuts could be higher than 9.00% p.a. indicated by the median of the estimates. As Banco Santander assesses that the inflationary dynamics in services should improve over the next few months, the institution continues to foresee a longer cycle of cuts in the Selic and, therefore, the bank projects that the Selic rate will reach 9.00% p.a. at the end of 2024.

2. Consolidated Performance

R$ Million
	03/31/2024	03/31/2023	Variation
Net profit	3,061	3,047	0.44%
ROE	10.72%	11.14%	(0.42)p.p

	03/31/2024	12/31/2023	Variation
Total Assets	1,134,125	1,115,653	1.66%
Credit Portfolio	531,111	517,977	2.54%
Resources	824,753	832,115	(0.88)%
Basel	14.47%	14.51%	(0.04)p.p

The components of our consolidated results are:

ACCOUNTING INCOME STATEMENT			Var. %
(R$ million)	3/31/2024	3/31/2023	YoY
Net interest income	13,387	12,559	7%
Revenue from fees and commissions (net)	3,930	3,996	(2)%
Gains (losses) on financial assets and liabilities (net)	1,292	444	191%
Exchange rate variations (net)	(284)	394	(172)%
Others	(146)	(168)	(13)%
Total Revenue	18,179	17,226	5%
Administrative costs	(4,982)	(4,767)	5%
Depreciation and amortization	(682)	(688)	(1)%
Provisions (net)	(1,115)	(1,036)	7%
Losses on financial assets (liquid)	(6,799)	(8,052)	(16)%
Others	(184)	40	(553)%
Operating Profit Before Taxation	4,417	2,722	62%
Sales tax	(1,356)	325	(517)%
Consolidated Net Profit for the Period	3,061	3,047	0%

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 55

*Values expressed in thousands, except when indicated

The results presented above reflect the most challenging macro moment, resulting from higher interest rates accumulated in 2024 in relation to the previous year, which impacted families, resulting in a drop in profits in the period and in the quality of assets, thus demanding a higher level of credit provisioning. We highlight a specific case in the wholesale segment that impacted the volume of provisions.

Given this scenario, Banco Santander began a process of adjusting its portfolio, with greater selectivity in granting credit to customers with better ratings and lines with guarantees.

The following factors stand out in the data presented in the table above:

❖	Profitability (ROE) was 10.72% and Consolidated Net Profit was R$3,061, remaining stable in relation to 2023, a reflection of the strategy of anticipating credit cycles implemented in 4Q23 combined with specific effects on doubtful credit provisions associated with adverse event in the Wholesale segment.

❖	Credit Portfolio reached R$531,111 million, representing growth of 2.54% compared to the 4th Q23 and was highlighted by the growth in Individuals, of 3.15%, observed mainly in Payroll Credit and Vehicle Financing products (highlight for partnerships made and good dynamics observed in new credit concessions). From the expanded credit perspective, the portfolio shows growth of 22.8% compared to the same period of the previous year, with emphasis on Guarantees and Guarantees, CPR and Debentures products.

❖	Net interest income it was R$13,387 million, mainly impacted by Margin with Markets, driven by the positive effect of the interest curve. Customer Margin shows growth of 3.2% compared to the same period of the previous year, with emphasis on the Credit lines associated with the positive performance in the Individual and Consumer Finance segments. The funding margin shows a drop mainly related to the reduction in the CDI, despite continued growth in volume, mainly due to our strategy of increasing liabilities through AAA and the increase in the customer base (highlight in the quarter for Deposit products Term, LCI and LCA).

3. Rating Strategy and Agencies

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function independent of any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to protecting the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

To fulfill its functions and coverage risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with recommendations and their dimension. The work programs, which describe the audit tests to be carried out, are reviewed periodically.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 56

*Values expressed in thousands, except when indicated

6. People

We continue to strengthen our horizontal culture based on protagonism, autonomy and diversity, stimulating an environment of innovation to leverage our digital transformation and improve the customer experience.

We are 55,210 employees across the ecosystem obsessed with building a company in which everyone is a business and works to transform Santander into the main bank for each of our customers.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Backgrounds, Experiences and Generations and the LGBTQIA+ pillar.

Elected again as one of the Best Companies to work for in Brazil by GPTW, occupying 10th position in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

7. Sustainability

Banco Santander's purpose is to contribute to the progress of people and businesses by supporting the construction of a fairer and more sustainable Brazil.

Environmental:

❖ We support our clients in the transition to a low-carbon economy by promoting the bioeconomy, having evolved in offering products with a positive social or environmental impact, in accordance with Santander's taxonomy, reaching R$27.5 billion in portfolio.

❖ We held the event “Connections for Net Zero Agribusiness”, in partnership with WayCarbon, to discuss challenges and solutions for the decarbonization of the agribusiness chain. Santander Brasil has been leading the charge for agriculture in the Group's global commitment, supporting customers in the transition to a low-carbon economy. The event was attended by clients, academia, partners and international experts on the subject, as well as employees and members of the Bank's Board of Directors.

❖ We entered into a partnership with BYD in order to offer more favorable financing conditions for app drivers

❖ We joined B20 Brazil in the Energy Transition, Digital Transformation, Financing and Infrastructure and Employment and Education Task Forces. With this, we have the opportunity to work with other global partners, aligned with Grupo Santander’s priorities.

Commitment to the environment, promoting sustainable business and committed to being Net Zero by 2050

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 57

*Values expressed in thousands, except when indicated

Social:

❖  In 2024, Prospera Santander Microfinanças, our productive microcredit program, generated a portfolio of R$3.0 billion.

❖  We started the “Educate to Prosper” project, which trained around 150 supervisors from Prospera Santander Microfinanças to carry out financial education actions in the communities where we are present. The estimate is that more than 12 thousand people will participate in the actions by the end of 2024.

❖  We launched the notices for the Amigo de Valor and Parceiro do Idoso Programs, and invited more than 2 thousand municipalities to participate in the initiatives whose objective is to contribute to guaranteeing the rights of children, adolescents and elderly people in situations of violence and vulnerability.

❖  Through the Chama Indica and Prepara Futuro notices, we benefited more than 2 thousand people in productive inclusion, generating stable income, increasing jobs and formalization.

For over 20 years contributing to the construction of a more inclusive society, with access to education and financial products.

Governance:

❖  Throughout the year, we seek to incorporate ESG issues into our culture, through internal training.

❖  Our Board of Directors remained diverse and independent, with 36% female members and 55% independent members, as of March 2024.

❖  In 2023, we had a significant improvement in our CDP score, the largest database on business practices related to climate change, emissions, water and forests. We went from B to A-, the second best grade in the index.

Promoting ESG in our culture, connecting all of our businesses.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the independence of the auditor. This rationale provides for the following: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial functions for his client, (iii) the auditor should not promote the interests of his client, and (iv ) need for approval of any services by the Bank's Audit Committee.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 58

*Values expressed in thousands, except when indicated

In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the period ended March 31, 2024, no services unrelated to the independent audit of the Financial Statements of Banco Santander and controlled companies were provided by PricewaterhouseCoopers. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies greater than 5% of the total fees relating to independent audit services. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the period ended March 31, 2024, did not affect the independence and objectivity in the conduct of external audit examinations carried out at Banco Santander and other entities of the Group, since the principles indicated above were observed.

9. Acknowledgement

We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on April 29, 2024).

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 59

*Values expressed in thousands, except when indicated

Composition of Management Bodies as of March 31, 2024

Administrative Board

Deborah Stern Vieitas – Presidente (independent)

Jose Antonio Alvarez – Vice-president

Angel Santodomingo Martell – Councilor

Deborah Patricia Wright - Councilor (independent)

Ede Ilson Viani - Councilor

José de Paiva Ferreira – Councilor (independent)

José Garcia Cantera – Councilor

Marília Artimonte Rocca - Councilor (independent)

Mario Roberto Opice Leão – Councilor

Cristiana Almeida Pipponzi – Councilor (independent)

Pedro Augusto de Melo - Councilor (independent)

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Membro

Vania Maria da Costa Borgerth – Member

René Luiz Grande – Member

Nominating and Governance Committee Deborah Stern Vieitas - Coordinator Deborah Patricia Wright – Member Cristiana Almeida Pipponzi - Member Jose Antonio Alvarez Alvarez – Member
Risk and Compliance Committee José de Paiva Ferreira – Coordinator José Mauricio Pereira Coelho - Member Jaime Leôncio Singer - Member	Compensation Committee Deborah Patricia Wright – Coordinator Deborah Stern Vieitas - Member Luiz Fernando Sanzogo Giorgi – Member
Sustainability Committee Marília Artimonte Rocca – Coordinator Álvaro Antônio Cardoso de Souza – Member Vivianne Naigeborin - Member Tasso Rezende de Azevedo – Member

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 60

*Values expressed in thousands, except when indicated

Executive Board

CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez (*)

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

(*) Possession pending approval by Bacen.

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 61

*Values expressed in thousands, except when indicated

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended March 31, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on March 31, 2024:

Executive Board

CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez (*)

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

(*) Possession pending approval by Bacen.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 62

*Values expressed in thousands, except when indicated

Directors' Statement on the Independent Auditors' Report

For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the Members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements of Banco Santander, relating to the first semester ended March 31, 2024, prepared in accordance with the International Financial Reporting Standards (IFRS®) criteria and the documents that comprise them, being : Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in Net Equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in the Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Corporate Law), the international financial reporting standards issued by the International Accounting Standards Board (IASB®). The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on March 31, 2024:

Executive Board

CEO

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao

Carlos José da Costa André

Ede Ilson Viani

Franco Raul Rizza

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gilberto Duarte de Abreu Filho

Maria Elena Lanciego Perez (*)

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida

Alessandro Chagas Farias

Alexandre Teixeira de Araujo

Alexandre Guimarães Soares

Ana Paula Neves Granieri Domenici

Ana Paula Vitali Janes Vescovi

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus De Queiroz

Cezar Augusto Janikian

Claudia Chaves Sampaio

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Flávia Davoli

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Juliana Improta Cury Simon

Leonardo Mendes Cabral

Luciana de Aguiar Barros

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Ramón Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

(*) Possession pending approval by Bacen.

Condensed Consolidated Interim Financial Statements | March 31, 2024 | 63
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 1, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer